     As filed with the Securities and Exchange Commission on March 5, 1999

                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                      Under
                            The Securities Act of 1933
                                ---------------
                           O'REILLY AUTOMOTIVE, INC.
            (Exact name of registrant as specified in its charter)
                                ---------------
               MISSOURI                              44-0618012
    (State or other jurisdiction of                 (IRS employer
    incorporation or organization)              identification number)
                              233 South Patterson
                          Springfield, Missouri 65802
                                (417) 862-6708
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               DAVID E. O'REILLY
                     President and Chief Executive Officer
                           O'Reilly Automotive, Inc.
                              233 South Patterson
                          Springfield Missouri 65802
                                (417) 862-6708
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                With copies to:
         PETER C. KRUPP, ESQ.                  LAWRENCE D. LEVIN, ESQ.
 Skadden, Arps, Slate, Meagher & Flom           Katten Muchin & Zavis
              (Illinois)                        525 W. Monroe Street
    333 W. Wacker Drive, Suite 2100                  Suite 1600
        Chicago, Illinois 60606                    (312) 902-5200
            (312) 407-0700
                                ---------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering: [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                            Proposed
                                             Proposed        Maximum
 Title of each Class of       Amount         Maximum        Aggregate     Amount of
    Securities to be          to be       Offering Price    Offering     Registration
       Registered           Registered     Per Unit(1)      Price(1)         Fee
-------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  4,761,000 shares   $43.15625    $205,466,906.25  $57,119.80
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rules 457(a) and 457(c) under the Securities Act of 1933, the registration fee applicable to the Common Stock is calculated upon the basis of the average high and low sales prices of the Common Stock as reported by the Nasdaq National Market on March 3, 1999.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
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

                     SUBJECT TO COMPLETION -- March 5, 1999
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by US federal securities law to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the documentation filed with the SEC relating to these securities has been + +declared effective by the SEC. This prospectus is not an offer to sell these + +securities or our solicitation of your offer to buy these securities in any +
+jurisdiction where that would not be permitted or legal.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus
        , 1999

                                     [LOGO]

                           O'Reilly Automotive, Inc.

                        4,140,000 Shares of Common Stock

--------------------------------------------------------------------------------

    The Company:             The Offering:


    .  We are one of the     .  The Company is
     largest specialty        offering 3,000,000 of
     retailers of             the shares and
     automotive               existing shareholders
     aftermarket parts,       are offering
     tools, supplies,         1,140,000 of the
     equipment and            shares.
     accessories in the
     United States,
     serving both the "do-
     it-yourself" and
     professional
     installer markets.

                             .  The underwriters
                              have an option to
                              purchase an
                              additional 621,000
                              shares from the
                              Company to cover
                              over-allotments.

    .  O'Reilly
     Automotive, Inc. 233
     South Patterson
     Springfield, MO 65802
     (417) 862-6708

                             .  There is an
                              existing trading
                              market for these
                              shares. The reported
                              last sales price on
                              March 3, 1999 was $43
                              3/8 per share.

    .  Nasdaq Symbol: ORLY

                             .  We plan to repay
                              debt with the
                              proceeds from this
                              offering in order to
                              facilitate future
                              expansion of our
                              operations. We will
                              not receive any
                              proceeds from the
                              shares sold by the
                              selling shareholders.

                             .  Closing:          ,
                              1999.

    ------------------------------------------------

                                        Per Share    Total
    ------------------------------------------------------
     Public offering price:              $        $
     Underwriting fees:
     Proceeds to Company:
     Proceeds to selling shareholders:
    ------------------------------------------------------

      This investment involves risk. See "Risk Factors" beginning on Page 7.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette                            George K. Baum & Company

[Map of the states in which O'Reilly operates indicating the number of O'Reilly stores in each such state.]



                               TABLE OF CONTENTS

                                      Page
Prospectus Summary..................     3
Risk Factors........................     7
Use of Proceeds.....................    10
Price Range of Common Stock and
 Dividend Policy....................    11
Capitalization......................    12
Selected Consolidated Financial
 Data...............................    13
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................    14
Business............................    20

                                                                       Page
Management............................................................   31
Selling Shareholders..................................................   33
Description of Capital Stock..........................................   35
Underwriting..........................................................   36
Incorporation of Certain Documents by Reference.......................   37
Additional Information................................................   38
Legal Matters.........................................................   39
Experts...............................................................   39
Index to Consolidated Financial Statements............................   40

                               PROSPECTUS SUMMARY

   This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully. Unless otherwise indicated, the information in this prospectus assumes (1) the underwriters' over-allotment option will not be exercised and (2) the exercise of 340,000 options to purchase our common stock which expire on April 21, 1999, held by four of our directors and executive officers. Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company," refer to O'Reilly Automotive, Inc. and its subsidiaries.

                                  The Company

   We are one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling our products to both do-it-yourself, or DIY, customers and professional installers. At December 31, 1998 we operated 491 stores in Texas, Missouri, Oklahoma, Kansas, Iowa, Arkansas, Louisiana, Nebraska and Illinois. Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items and accessories, and a complete line of autobody paint and related materials, automotive tools and professional service equipment.

   In January 1998, we expanded into Texas and Louisiana by acquiring Hi-Lo Automotive, Inc., a specialty retailer and supplier of automotive aftermarket products. Of the 182 net Hi-Lo stores we acquired, 165 are located in Texas and 17 are located in Louisiana.

   Our annual product sales increased from $316.4 million in 1997 to $616.3 million in 1998. This increase was primarily the result of our acquisition of Hi-Lo, the opening of 50 net stores and continued strong growth in same store product sales. Our same store product sales at all stores increased by 6.8% for the year and 13.3% for the fourth quarter of 1998. Our net income increased approximately 33% from $23.1 million in 1997 to $30.8 million in 1998.

   Our goal is to continue to achieve growth in sales and profitability by capitalizing on our competitive advantages and executing our growth and expansion strategies.

Competitive Advantages

   Proven Ability to Execute Dual Market Strategy. From the mid-1980s through 1997, we derived approximately 50% of our product sales from our DIY customers and approximately 50% from our professional installer customers. Following the acquisition of Hi-Lo, in 1998 we derived approximately 57% of our product sales from our DIY customers and approximately 43% from our professional installer customers. We believe our ability to serve both DIY customers and professional installers is a competitive advantage which enables us to:

  . target a larger base of consumers of automotive aftermarket parts;

  . capitalize on our existing retail and distribution infrastructure;

  . profitably operate both in large markets and less densely populated geographic areas which typically attract fewer competitors; and

  . enhance service levels offered to our DIY customers by offering a broad selection of stock keeping units and extensive product knowledge required by professional installers.

   Superior Customer Service. We seek to attract new DIY and professional installer customers and to retain existing customers by offering superior customer service, the key elements of which include:

  . superior in-store service through highly-motivated, technically proficient store personnel, referred to as professional parts people, using advanced point-of-sale systems;

  . an extensive selection of products;

  . attractive stores in convenient locations; and

  . competitive pricing, with a low price guarantee.

   Technically Proficient Professional Parts People. Our highly proficient store personnel, who undergo extensive and ongoing training, provide us with a significant competitive advantage, particularly over less specialized retail operators.

   Strategic Distribution Systems. We believe that the geographic concentration of our store network in nine contiguous states and the strategic locations of our four distribution centers enable us to maintain optimum inventory levels throughout our store network. In addition, our inventory management and distribution systems electronically link each of our stores to a distribution center, providing each O'Reilly store with same day or overnight access to over 100,000 stock keeping units, many of which are hard to find items not typically stocked by other parts retailers.

   Experienced Management Team. Our management team has a demonstrated ability to successfully execute our business plan, including the identification and integration of strategic acquisitions. We have a strong senior management team comprised of 37 professionals who average 20 years of experience with O'Reilly. In addition, our 50 district managers average over 10 years of experience with us.

Growth and Expansion Strategies

   Aggressively Open New Stores. We intend to continue to aggressively open new stores in order to achieve greater penetration in existing markets and to expand into new, contiguous markets. We plan to open approximately 80 stores in 1999 (including a net of seven stores to be acquired from Hinojosa Auto Parts in April 1999) and approximately 100 stores in 2000.

   Complete the Integration of Hi-Lo. We expect to continue realizing the benefits of the nearly completed integration of the 182 net stores we acquired through the acquisition of Hi-Lo in January 1998. We have updated the products offered at the Hi-Lo stores with a product mix consistent with our existing O'Reilly stores, converted the Hi-Lo stores to our MIS systems and, in some cases, renovated or relocated Hi-Lo stores.

   Increase Operating Efficiencies. We believe that as we continue to grow our store network we will increasingly be able to enjoy economies of scale and operating efficiencies, particularly in the areas of purchasing, distribution, inventory management and advertising.

   Selectively Pursue Strategic Acquisitions. We intend to selectively pursue acquisition targets that will strengthen our position as a leading automotive products retailer.

   Continually Enhance Store Design and Location. We continually update the location and condition of our store network through systematic renovation and relocation of existing O'Reilly stores to conform with our prototype store design, which features enhancements designed to increase product sales and operating efficiencies and enhance customer service. In 1998, we renovated or relocated 18 stores, and in 1999 we plan to renovate or relocate approximately 19 stores.

                              Recent Developments

   Hinojosa Acquisition. In October 1998, we agreed to purchase substantially all of the assets of Hinojosa Auto Parts for approximately $6 million. Hinojosa is a chain of 10 stores and a 48,000 square foot distribution center operating in the Rio Grande Valley along the Texas/Mexico border. We expect the acquisition of Hinojosa to close in April 1999.

   Increase in Authorized Shares. At our regularly scheduled annual meeting on May 4, 1999, we will seek shareholder approval of a proposal to increase the number of shares of common stock authorized from 30 million to 90 million. We believe that such additional shares will provide us the flexibility to act promptly with respect to stock splits and stock dividends, public and private financings, acquisitions and other corporate purposes.

                                  The Offering

Common stock offered by:
  The Company.................   3,000,000 shares
  Selling shareholders........   1,140,000 shares
    Total....................    4,140,000 shares
Common stock to be outstanding
 after the offering............
                                 24,689,700 shares (a)
Use of proceeds................
                                 We intend to use the estimated net proceeds
                                 of $124.5 million (based on an assumed
                                 offering price of $43 3/8) that we will
                                 receive from this offering to repay a portion
                                 of our borrowings outstanding under our
                                 existing credit facility. We will not receive
                                 any of the proceeds from the shares sold by
                                 the selling shareholders.
--------------------
(a) Based on shares outstanding as of December 31, 1998. Excludes: (1) 1,629,425 shares subject to outstanding options on December 31, 1998 at a weighted average exercise price of $21.74 per share; (2) 2,520,575 additional shares reserved for issuance under our stock option and other stock-based plans; and (3) 621,000 shares subject to the underwriters' over-allotment option.

                                  Risk Factors

   See "Risk Factors" beginning on page 7 for a description of certain risks relevant to an investment in our common stock. These risk factors include, among others, risks related to competition in the automotive aftermarket business, our growth strategy, our acquisition strategy, our sensitivity to regional economic and weather conditions, our dependence upon key and other personnel, the significant voting control held by our principal shareholders and the Year 2000 issue.

                      Summary Consolidated Financial Data

                                         Years Ended December 31,
                            -------------------------------------------------------
                              1994      1995      1996      1997         1998
                            (In thousands, except per share and operating data)
  Income Statement Data:
  Product sales...........  $167,057  $201,492  $259,243  $316,399     $616,302
  Gross profit............    69,299    84,724   108,471   134,610      257,863
  Operating income........    17,157    22,037    28,851    37,084       56,901
  Income before income
   taxes..................    17,533    22,273    30,033    37,556       49,943
  Net income..............    11,072    14,091    18,971    23,143       30,772
  Net income per common
   share..................  $   0.64  $   0.79  $   0.91  $   1.10     $   1.45
  Net income per common
   share--assuming
   dilution...............  $   0.64  $   0.79  $   0.90  $   1.09     $   1.42

  Selected Operating Data:
  Number of stores at
   beginning of year......       145       165       188       219        259
  Net stores added (a)....        20        23        31        40        232(b)
  Number of stores at year
   end....................       165       188       219       259        491
  Total store square
   footage at year end
   (in 000's) (c).........       785       923     1,155     1,454        3,172
  Weighted average product
   sales per store (in
   000's) (c).............  $  1,007  $  1,101  $  1,239  $  1,306     $  1,327
  Percentage increase in
   same store product
   sales (d)..............       8.9%      8.9%     14.4%      6.8%         6.8%

                                                          As of December 31, 1998
                                                          -------------------------
                                                           Actual   As Adjusted (e)
                                                               (In thousands)
  Balance Sheet Data:
  Working capital....................................     $208,363     $208,363
  Total assets.......................................      493,288      493,288
  Short-term debt....................................       13,691       13,691
  Long-term debt, less current portion...............      170,166       36,746
  Shareholders' equity...............................      218,394      351,814

--------------------
 (a) Two stores were closed during 1997 and one was closed in 1998. Additionally, seven former Hi-Lo stores located in California were sold in 1998. No other stores were closed or sold during the periods presented.
 (b) Reflects 182 net stores acquired in the Hi-Lo acquisition and 50 net stores opened.
 (c) Total square footage includes normal selling, office, stockroom and receiving space. Weighted average product sales per store are weighted to consider the approximate dates of store openings.
 (d) We calculate same store product sales based on the change in product sales of only those stores open during both full periods being compared. We calculate the percentage increase in same store product sales based on store sales results which exclude sales of specialty machinery, sales by outside salesmen and sales to employees.
 (e) As adjusted to reflect the sale by us of 3,000,000 shares of common stock offered hereby at an assumed offering price of $43 3/8 and the application of the estimated net proceeds therefrom, and the receipt of the $8,925,000 aggregate exercise price for the 340,000 options being exercised in connection with this offering.

                                  RISK FACTORS

   Before you invest in our common stock, you should be aware that making such an investment involves various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus or incorporated by reference, before you decide whether to purchase shares of our common stock.

   Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

The Automotive Aftermarket Business is Highly Competitive

   Both the DIY and professional installer portions of our business are highly competitive, particularly in the more densely populated areas that we serve. Some of our competitors are larger than we are and have greater financial resources. In addition, some of our competitors are smaller than we are overall but have a greater presence than we do in a particular market. For a list of our principal competitors, see the "Business--Competition" section of this prospectus.

We Cannot Assure Future Growth

   We believe that our ability to open additional stores at an accelerated rate will be a significant factor in achieving our growth objectives for the future. Failure to achieve our growth objectives may negatively impact the trading price of our common stock. Our ability to accomplish our growth objectives is dependent, in part, on matters beyond our control, such as weather conditions, zoning and other issues related to new store site development, the availability of qualified management personnel and general business and economic conditions. We cannot be sure that our growth plans for 1999 and beyond will be achieved. For a discussion of our growth strategies, see the "Business--Growth and Expansion Strategies" section of this prospectus.

Acquisitions May Not Lead to Expected Growth

   We acquired Hi-Lo in January 1998 and plan to acquire Hinojosa in April 1999. We expect to continue to acquire companies as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth to differ from our expectations. For example: (1) we may not be able to continue to identify suitable acquisition candidates or to acquire additional companies at favorable prices or on other favorable terms; (2) our management's attention may be distracted; (3) we may fail to retain key acquired personnel;
(4) we may assume unanticipated legal liabilities and other problems; and (5) we may not be able to successfully integrate the operations (accounting and billing functions, for example) of businesses we acquire to realize economic, operational and other benefits.

Sensitivity to Regional Economic and Weather Conditions

   All of our stores are located in the Central and Southern United States. In particular, approximately 35% of our stores are located in Texas. Therefore, our business is sensitive to the economic and weather conditions of these regions. Unusually severe or inclement weather tends to reduce sales, particularly to DIY customers.

Dependence Upon Key and Other Personnel

   Our success has been largely dependent on the efforts of certain key personnel, including David E. O'Reilly, Lawrence P. O'Reilly, Charles H. O'Reilly, Jr., Rosalie O'Reilly Wooten and Ted F. Wise. Our business and results of operations could be materially adversely affected by the loss of the services of one or more of these individuals. Additionally, our successful implementation and management of our growth and expansion strategies will depend on our ability to continue to attract and retain qualified personnel. We cannot be sure that we will be able to continue to attract such personnel. For a further discussion of our management and personnel, see the "Business" and "Management" sections of this prospectus.

Significant Voting Control is held by the O'Reilly Family

   Upon completion of this offering, members of the O'Reilly family will
beneficially own approximately     % of the then outstanding shares of our
common stock (    % if the underwriters' over-allotment option is exercised in full). As a result, the O'Reilly family acting together will continue to be able to exercise significant voting control over the Company, including the election of our directors and on any other matter being voted on by our shareholders, including any merger, sale of assets or other change in control. We further discuss our ownership in the "Selling Shareholders" section of this prospectus.

Possible Volatility of Our Stock Price

   The stock market and the price of our common stock may be subject to volatile fluctuations based on general economic and market conditions. The market price for our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

Year 2000 Issue

   Historically, certain computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failure or miscalculations. This problem is generally referred to as the "Year 2000 issue."

   Risks posed by the Year 2000 issue could include a loss of communications links with store locations, interruptions in the nightly replenishment of store inventories, and the inability to process transactions, send purchase orders or engage in similar routine business activities. We presently believe that our approach to the Year 2000 issue, including assessment, remediation, testing of necessary changes and contingency planning will minimize the business risk of the Year 2000 issue. However, if we do not make the necessary modifications or conversions or do not complete them in a timely manner, it could have a material adverse effect on our operations. In addition, our operations could be adversely affected if we fail to retain internal personnel dedicated to the remediation of the Year 2000 issue, if our external vendors fail to timely deliver software corrections and if our key business partners fail to complete their Year 2000 remediation efforts. We discuss our Year 2000 conversion in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

Shares Eligible for Future Sale

   All of the shares of common stock to be outstanding following the completion of this offering will be tradeable without restriction by persons other than our affiliates. All of the shares of common stock currently held by our affiliates may be sold in reliance upon the exemptive provisions of Rule 144 of the Securities Act of 1933, as amended, subject to certain volume and other conditions imposed by such rule. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of such shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect the prevailing market price of the common stock. Our directors and executive officers and the selling shareholders have agreed with the underwriters that they will not, without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation, publicly sell or distribute the shares of common stock held by them for a period of 90 days beginning on the date of this prospectus.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 3,000,000 shares of common stock offered by us will be approximately $124.5 million (approximately $150.4 million if the underwriters' over-allotment option is exercised in full) at an assumed offering price of $43 3/8 per share and after deducting the estimated underwriting fees and expenses of this offering. We will not receive any proceeds from the sale of common stock by the selling shareholders. We anticipate that such net proceeds will be used to repay certain indebtedness that we incurred under our existing credit facility in connection with opening new stores, renovating or relocating existing stores and the Hi-Lo acquisition.

   Our unsecured five-year syndicated credit facility provides for, among other things, a $125 million revolving loan, which was extended to $160 million through July 31, 1999, and a $48 million term loan. At December 31, 1998, the effective interest rate on the revolving and term loan portions, which each mature on January 27, 2003, was 6.22% per annum.

   Pending use of the net proceeds as described above, such funds will be invested in short-term, interest-bearing securities or deposited in short-term interest-bearing bank accounts.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

   Our common stock is traded on the Nasdaq National Market under the symbol ORLY. The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the Nasdaq National Market.

                                                                Price Range of
                                                                 Common Stock
                                                               ----------------
                                                                 High     Low
Year Ended December 31, 1997:
  First Quarter............................................... $19 1/16 $15 1/2
  Second Quarter..............................................  19 7/8   16 7/8
  Third Quarter...............................................  26       18 7/8
  Fourth Quarter..............................................  28       21
Year Ended December 31, 1998:
  First Quarter............................................... $30 1/2  $24 5/8
  Second Quarter..............................................  36 3/4   25 5/8
  Third Quarter...............................................  39 1/2   28 5/8
  Fourth Quarter..............................................  48 3/8   31 5/8
Year Ended December 31, 1999:
  First Quarter (through March 3, 1999)....................... $52 3/4  $42

   On March 3, 1999, the reported last sale price of the common stock was $43 3/8 per share. As of March 1, 1999, we had approximately 1,574 shareholders of record.

   Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement restricts our ability to pay cash dividends.

                                 CAPITALIZATION

   The following table sets forth our short-term debt and total capitalization as of December 31, 1998 (1) on an actual basis, and (2) as adjusted to reflect
(a) our receipt of the estimated net proceeds from the sale of 3,000,000 shares of our common stock offered hereby at an assumed offering price of $43 3/8 and the application of the estimated net proceeds therefrom, and (b) the receipt of the $8,925,000 aggregate exercise price for the 340,000 options being exercised in connection with the offering. You should read this table in conjunction with our consolidated financial statements, including the notes thereto, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

                                                                As of December
                                                                   31, 1998
                                                               -----------------
                                                                           As
                                                                Actual  Adjusted
                                                                (In thousands)
Short-term debt, including current portion of long-term debt.  $ 13,691 $ 13,691
                                                               ======== ========

Long-term debt...............................................  $170,166 $ 36,746
Shareholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
   authorized; no shares issued or outstanding...............       --       --
  Common stock; $0.01 par value; 30,000,000 shares
   authorized; 21,349,700 shares issued and outstanding
   (actual), 24,689,700 shares issued and outstanding (as
   adjusted) (a).............................................       213      246
  Additional paid-in capital.................................    82,658  216,045
  Retained earnings..........................................   135,523  135,523
                                                               -------- --------
    Total shareholders' equity...............................   218,394  351,814
                                                               -------- --------
      Total capitalization...................................  $388,560 $388,560
                                                               ======== ========

---------------------
(a) Based on shares outstanding as of December 31, 1998. Excludes: (1) 1,629,425 shares subject to outstanding options on December 31, 1998 at a weighted average exercise price of $21.74 per share; (2) 2,520,575 additional shares reserved for issuance under our stock option and other stock-based plans; and (3) 621,000 shares subject to the underwriters' over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial data and other operating information. The selected consolidated financial data is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included or incorporated by reference herein.

                                       Years Ended December 31,
                             ------------------------------------------------
                               1994      1995      1996      1997      1998
                                 (In thousands, except per share and
                                           operating data)
Income Statement Data:
Product sales..............  $167,057  $201,492  $259,243  $316,399  $616,302
Cost of goods sold,
 including warehouse and
 distribution expenses.....    97,758   116,768   150,772   181,789   358,439
                             --------  --------  --------  --------  --------
Gross profit...............    69,299    84,724   108,471   134,610   257,863
Operating, selling, general
 and administrative
 expenses..................    52,142    62,687    79,620    97,526   200,962
                             --------  --------  --------  --------  --------
Operating income...........    17,157    22,037    28,851    37,084    56,901
Other income (expense),
 net.......................       376       236     1,182       472    (6,958)
                             --------  --------  --------  --------  --------
Income before income taxes.    17,533    22,273    30,033    37,556    49,943
Provision for income taxes.     6,461     8,182    11,062    14,413    19,171
                             --------  --------  --------  --------  --------
Net income.................  $ 11,072  $ 14,091  $ 18,971  $ 23,143  $ 30,772
                             ========  ========  ========  ========  ========
Net income per common
 share.....................  $   0.64  $   0.79  $   0.91  $   1.10  $   1.45
                             ========  ========  ========  ========  ========
Net income per common
 share--assuming dilution..  $   0.64  $   0.79  $   0.90  $   1.09  $   1.42
                             ========  ========  ========  ========  ========
Weighted average common
 shares outstanding........    17,310    17,820    20,864    21,043    21,238
Weighted average common
 shares outstanding--
 assuming dilution.........    17,389    17,902    21,032    21,277    21,602
Selected Operating Data:
Number of stores at
 beginning of year.........       145       165       188       219       259
Net stores added (a).......        20        23        31        40       232(b)
Number of stores at year
 end.......................       165       188       219       259       491
Total store square footage
 at year end (in 000's)
 (c).......................       785       923     1,155     1,454     3,172
Weighted average product
 sales per store (in 000's)
 (c).......................  $  1,007  $  1,101  $  1,239  $  1,306  $  1,327
Percentage increase in same
 store product sales (d)...       8.9%      8.9%     14.4%      6.8%      6.8%

                                          As of December 31,
                             ------------------------------------------------
                               1994      1995      1996      1997      1998
                                            (In thousands)
Balance Sheet Data:
Working capital............  $ 41,416  $ 80,471  $ 74,403  $ 93,763  $208,363
Total assets...............    87,327   153,604   183,623   247,617   493,288
Short-term debt............       311       231     3,154       130    13,691
Long-term debt, less
 current portion...........       461       358       237    22,641   170,166
Shareholders' equity.......    70,224   133,870   155,782   182,039   218,394

---------------------
(a) Two stores were closed during 1997 and one was closed in 1998. Additionally, seven former Hi-Lo stores located in California were sold in 1998. No other stores were closed or sold during the periods presented.
(b) Reflects 182 net stores acquired in the Hi-Lo acquisition and 50 net stores opened.
(c) Total square footage includes normal selling, office, stockroom and receiving space. Weighted average product sales per store are weighted to consider the approximate dates of store openings.
(d) We calculate same store product sales based on the change in product sales of only those stores open during both full periods being compared. We calculate the percentage increase in same store product sales based on store sales results which exclude sales of specialty machinery, sales by outside salesmen and sales to employees.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition, results of operations and liquidity and capital resources should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

   We are one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling our products to both DIY customers and professional installers. Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items and accessories, and a complete line of autobody paint and related materials, automotive tools and professional service equipment.

   In January 1998, we acquired Hi-Lo for a cash purchase price of approximately $49.3 million. At the time of the acquisition, Hi-Lo had $43.2 million of existing debt which we assumed. Through the Hi-Lo acquisition, we acquired a net of 182 stores and a 425,000 square foot distribution center located in Houston.

   We calculate same store product sales based on the change in product sales of only those stores open during both full periods being compared. We calculate the percentage increase in same store product sales based on store sales results which exclude sales of specialty machinery, sales by outside salesmen and sales to employees.

   Cost of goods sold consists primarily of product costs and warehouse and distribution expenses. Cost of goods sold as a percentage of product sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs.

   Operating, selling, general and administrative expenses consist primarily of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

Results of Operations

   The following table sets forth certain of our summary income statement data as a percentage of product sales for the years indicated:

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
      Product sales..............................     100.0%    100.0%    100.0%
      Cost of goods sold, including warehouse and
       distribution expenses.....................      58.2      57.5      58.2
                                                   --------  --------  --------
      Gross profit...............................      41.8      42.5      41.8
      Operating, selling, general and
       administrative
       expenses..................................      30.7      30.8      32.6
                                                   --------  --------  --------
      Operating income...........................      11.1      11.7       9.2
      Other income (expense).....................       0.5       0.1      (1.1)
                                                   --------  --------  --------
      Income before income taxes.................      11.6      11.8       8.1
      Provision for income taxes.................       4.3       4.5       3.1
                                                   --------  --------  --------
      Net income.................................       7.3%      7.3%      5.0%
                                                   ========  ========  ========

1998 Compared to 1997

   Product sales increased $299.9 million, or 94.8% from $316.4 million in 1997 to $616.3 million in 1998 due to 182 net additional stores acquired from Hi-Lo, 50 net additional stores opened during 1998, and a $33.1 million, or 6.8% increase in same store product sales. We believe that the customer acceptance experienced by these new stores and the increased product sales achieved by the existing stores is the result of our offering of a broader selection of stock keeping units in most stores, an increased promotional and advertising effort through a variety of media and localized promotional events, and continued improvement in the merchandising and store layouts of most stores. Also, our continued focus on serving the professional installer contributed to increased sales.

   Gross profit increased 91.6% from $134.6 million (or 42.5% of product sales) in 1997 to $257.9 million (or 41.8% of product sales) in 1998. The decrease in gross profit margin was primarily attributable to the inclusion of eleven months of Hi-Lo operations, which resulted in a higher cost of sales. The decrease was offset partially by continued improvements in our product acquisition programs and conversions in the product lines in the Hi-Lo stores.

   Operating, selling, general and administrative expenses increased $103.4 million from $97.5 million (or 30.8% of product sales) in 1997 to $201.0 million (or 32.6% of product sales) in 1998. The increase in these expenses in dollar amount and as a percentage of sales, primarily resulted from the Hi-Lo acquisition and the addition of team members and facilities to support the increased level of our operations.

   Other income (expense) decreased by $7.4 million from income of $0.5 million in 1997 to expense of $7.0 million in 1998, primarily due to increased interest expense from higher balances on long-term debt principally resulting from the Hi-Lo acquisition and growth in the scope of our operations.

   Our provision for income taxes was 38.4% of income before income taxes in 1998 and 1997.

   Principally as a result of the foregoing, net income in 1998 was $30.8 million, or 5.0% of product sales, an increase of $7.6 million (or 33.0%) from net income in 1997 of $23.1 million, or 7.3% of product sales.

1997 Compared to 1996

   Product sales increased $57.2 million, or 22.1%, from $259.2 million in 1996 to $316.4 million in 1997 due to 40 net additional stores opened during 1997 and a $15.6 million, or 6.8%, increase in same store product sales. We believe that the customer acceptance experienced by these new stores and the increased product sales achieved by the existing stores is the result of our continuation of media advertising during 1997 at levels comparable to those set in 1996, an increase in the broad selection of stock keeping units at the newer or recently renovated or relocated stores, the increase in inventory levels at most stores, and the increasing penetration of the general geographic markets in which we operate.

   Gross profit increased 24.1% from $108.5 million (or 41.8% of product sales) in 1996 to $134.6 million (or 42.5% of product sales) in 1997. The increase in gross profit margin was primarily attributable to lower product costs resulting from our obtaining increased volume discounts and other economies of scale. The increase was partially offset by continued price competition among automotive parts retailers.

   Operating, selling, general and administrative expenses increased $17.9 million from $79.6 million (or 30.7% of product sales) in 1996 to $97.5 million (or 30.8% of product sales) in 1997. The increased dollar amount of these expenses resulted primarily from the new store openings and additions to administrative staff and facilities which occurred during 1997 in order to support our increased level of operations.

   Our provision for income taxes increased from 36.8% of income before income taxes in 1996 to 38.4% in 1997. The increase in the effective income tax rate was primarily due to more of our sales occurring in states with higher income tax rates. Additionally, in 1996, interest income of over $400,000 was tax exempt, but all interest income was taxable in 1997.

   Principally as a result of the foregoing, net income in 1997 was $23.1 million, or 7.3% of product sales, an increase of $4.1 million (or 21.6%) from net income in 1996 of $19.0 million, or 7.3% of product sales.

Liquidity and Capital Resources

   Net cash provided by operating activities was $4.9 million in 1996 and $17.9 million in 1997. Net cash used in operating activities was $19.1 million in 1998. The increase in 1997 compared to 1996 is principally the result of increases in net income and accounts payable and accrued expenses, partially offset by an increase in inventory. The increase in inventory is due to the addition of 40 net stores and an increase in inventory levels at most stores and the distribution centers. The net cash used in operating activities in 1998 is principally the result of increases in inventory, amounts receivable from vendors, refundable income taxes, accounts receivable and accrued payroll, net of increases in accounts payable and deferred income taxes. The increase in inventory is due to the addition of 50 net stores, an increase in inventory levels at many stores particularly the acquired Hi-Lo stores and increases in inventory at the Oklahoma City distribution center, due to its expansion, and the Houston distribution center, to improve order fill and service levels

   Net cash used in investing activities was $11.2 million in 1996, $37.7 million in 1997 and $100.8 million in 1998. The increase in cash used in 1997 was primarily due to increased capital expenditures without any offsetting proceeds from the sale of short-term investments. The increase in cash used in 1998 was primarily due to the purchase of Hi-Lo and increased capital expenditures.

   Capital expenditures were $34.5 million in 1996, $37.2 million in 1997 and $57.7 million in 1998. These expenditures were primarily related to the opening of new stores as well as the relocation or remodeling of existing stores. We opened 31 new stores and remodeled or relocated 32 stores in 1996. In 1997, we opened 40 net stores and remodeled or relocated 28 stores. In 1998, we opened 50 net stores and renovated or relocated 18 stores. Also, in 1996, 1997 and 1998, we purchased real estate for new stores and store relocations totaling approximately $7.8 million, $8.1 million and $9.9 million, respectively. In 1997, we purchased real estate for the Des Moines distribution center totaling $0.7 million. Construction costs for the Des Moines distribution center, which is scheduled to be completed in April 1999, totaled $3.7 million at December 31, 1998.

   Our continuing store expansion program requires significant capital expenditures and working capital principally for inventory requirements. The costs associated with the opening of a new store (including the cost of land acquisition, improvements, fixtures, inventory and computer equipment) are estimated to average approximately $900,000 to $1.1 million; however, such costs may be significantly reduced where we lease, rather than purchase, the store site. Although the cost to acquire the business of an independently owned parts store varies, depending primarily upon the amount of inventory and the amount, if any, of real estate being acquired, we estimate that the average cost to acquire such a business and convert it to one of our stores is approximately $400,000. We plan to finance our expansion program through cash expected to be provided from operating activities and available borrowings, after the application of the proceeds from this offering.

   On July 8, 1997, our Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend to all shareholders of record as of July 31, 1997. The stock dividend was paid on August 31, 1997.

   In order to fund the Hi-Lo acquisition, our continuing store growth program, and our working capital and general corporate needs, we replaced our lines of credit in January 1998 with an unsecured, five-year syndicated credit facility totaling $173 million. The facility is comprised of a $125 million revolving loan, a $5 million sublimit for the issuance of letters of credit and a $48 million term loan. This credit facility is guaranteed by our subsidiaries. At December 31, 1998, the effective interest rate on the revolving and term loan portions, which each mature on January 27, 2003, was 6.22% per annum. At December 31, 1998, there were no borrowings available under this credit facility.

   In January 1999, we amended the above credit facility to increase the amount available under the revolving facility by $35 million. The additional $35 million is available until July 31, 1999 or until a "capital markets event" occurs. We believe that this offering will constitute a capital markets event. The additional $35 million bears interest at the same rate as the revolving facility.

   We believe that the proceeds from this offering, combined with our existing cash, short-term investments, cash expected to be provided by operating activities, current and available bank credit facilities and trade credit will be sufficient to fund both our short and long-term capital needs for the foreseeable future.

Inflation and Seasonality

   We succeeded, in many cases, in reducing the effects of merchandise cost increases principally by taking advantage of vendor incentive programs, economies of scale resulting from increased volume of purchases and selective forward buying. As a result, we do not believe that our operations have been materially affected by inflation.

   Our business is somewhat seasonal primarily as a result of the impact of weather conditions on store sales. Store sales and profits have historically been higher in the second and third quarters (April through September) of each year than in the first and fourth quarters.

Quarterly Results

   The following table sets forth certain quarterly unaudited operating data for fiscal 1997 and 1998. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

   The unaudited operating data presented below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, and the other financial information included herein.

                                                        Fiscal 1997
                                            -----------------------------------
                                             First    Second   Third    Fourth
                                            Quarter  Quarter  Quarter  Quarter
                                              (In thousands, except per share
                                                           data)
Product sales.............................. $ 68,472 $ 82,448 $ 87,517 $ 77,962
Gross profit...............................   29,191   34,715   36,531   34,173
Operating income...........................    7,928    9,493   10,467    9,196
Net income.................................    5,007    6,082    6,621    5,433
Net income per common share................     0.24     0.29     0.31     0.26
Net income per common share--assuming
 dilution.................................. $   0.24 $   0.29 $   0.31 $   0.25
                                                        Fiscal 1998
                                            -----------------------------------
                                             First    Second   Third    Fourth
                                            Quarter  Quarter  Quarter  Quarter
                                              (In thousands, except per share
                                                           data)
Product sales.............................. $118,269 $165,242 $172,784 $160,007
Gross profit...............................   50,669   66,201   69,345   71,648
Operating income...........................   10,602   13,745   15,435   17,119
Net income.................................    5,819    7,672    8,361    8,920
Net income per common share................     0.28     0.36     0.39     0.42
Net income per common share--assuming
 dilution.................................. $   0.27 $   0.36 $   0.39 $   0.41

Year 2000 Issue

   We have appointed an internal Year 2000 issue project manager and remediation team and have adopted a four phase approach of assessment, remediation, testing and contingency planning. The scope of the project includes our review of all internal software, hardware and operating systems and an assessment of the risk to our business posed by any lack of vendor preparedness with respect to the Year 2000 issue. We have completed the initial assessment of all internal systems, are progressing with the remediation and testing phases, and have begun contingency planning for information technology systems. We believe that this approach of assessment (including prioritization by business risk), remediation (including conversions to new software), testing of necessary changes, and contingency planning will minimize the business risk of the Year 2000 issue from internal systems.

   We are utilizing internal personnel to correct, replace and test our software and plan to complete the Year 2000 project no later than September 1, 1999. The total cost of the Year 2000 project is estimated at $100,000. Of the total project cost, approximately $25,000 represents the purchase of replacements or upgrades of software and hardware, which will be capitalized. We will expense the remaining portion of the project cost as incurred during 1999. As of December 31, 1998, we had spent approximately $33,060 on the Year 2000 project.

   We have established ongoing communications with all our significant vendors to monitor their progress in resolving their issues related to the Year 2000 issue. Many of such vendors have informed us that they are making substantial progress in resolving their Year 2000 issue. However, the most likely worst case scenario for us would entail failure of one or more of our significant vendors to continue operations (even temporarily) following transition to the year 2000. We have also contacted suppliers of products significant to our operations containing embedded chips to monitor their progress in resolving issues related to the Year 2000 issue. No material issues have been identified to date as a result of these contacts. We cannot guarantee that our business partners will adequately address issues related to the Year 2000 issue in a timely manner or that the failure of our business partners to correct these issues would not have a material adverse effect on the Company.

   We have completed contingency plans to be used in the event of a business interruption caused by the Year 2000 issue for some, but not all, of our internal information technology systems. Such plans are being developed for some of our other systems. Elements of our contingency plans include switching vendors and utilizing back-up systems that do not rely on computers.

   The cost and time estimated for the Year 2000 project are based on our best current estimates. We cannot guarantee that these estimates will be achieved and that planned results will be achieved.

New Accounting Standards

   Recent pronouncements of the FASB, which we were required to adopt in 1998, include SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

   SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 had no effect on our financial statements.

   SFAS No. 131 supersedes SFAS No. 14 and establishes new standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 had no effect on our financial statements since we operate in a single segment.

                                    BUSINESS

   We are one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling our products to both DIY customers and professional installers. At December 31, 1998 we operated 491 stores in Texas, Missouri, Oklahoma, Kansas, Iowa, Arkansas, Louisiana, Nebraska and Illinois. Our stores carry an extensive product line consisting of:

  . new and remanufactured automotive hard parts, such as alternators, starters, fuel pumps, water pumps, brake shoes and pads, chassis parts and engine parts;

  . maintenance items, such as oil, antifreeze, fluids, engine additives and appearance products;

  . accessories, such as floor mats and seat covers; and

  . a complete line of autobody paint and related materials, automotive tools and professional service equipment.

We do not sell tires or perform automotive repairs or installations.

   Our annual product sales increased from $316.4 million in 1997 to $616.3 million in 1998. This increase was primarily the result of our acquisition of Hi-Lo, the opening of 50 net stores and continued strong growth in same store product sales. Our same store product sales at all stores increased by 6.8% for the year and 13.3% for the fourth quarter of 1998. Our net income increased approximately 33% from $23.1 million in 1997 to $30.8 million in 1998.

   We were founded in 1957 by Charles F. O'Reilly and his son, Charles H. "Chub" O'Reilly, Sr. (one of our current directors), and initially operated from a single store in Springfield, Missouri. The O'Reilly family has managed the Company since our inception, during which time we have experienced continued growth in sales and profitability.

   Our goal is to continue to achieve growth in sales and profitability by capitalizing on our competitive advantages and executing our growth and expansion strategies.

Competitive Advantages

   Proven Ability to Execute Dual Market Strategy. We have an established track record of serving both DIY customers and professional installers. We believe our ability to execute a dual market strategy is a competitive advantage which enables us to:

  . target a larger base of consumers of automotive aftermarket parts;

  . capitalize on our existing retail and distribution infrastructure;

  . profitably operate both in large markets and less densely populated geographic areas which typically attract fewer competitors; and

  . enhance service levels offered to our DIY customers by offering a broad selection of stock keeping units ("SKUs") and extensive product knowledge required by professional installers.

   We have been committed to a dual market strategy for over 20 years and from the mid-1980's through 1997 derived approximately 50% of our product sales from our DIY customers and approximately 50% from our professional installer customers. As a result of our acquisition of Hi-Lo, which derived approximately 65% of its sales from DIY customers and approximately 35% from professional installers, for 1998 we derived approximately 57% of our product sales from our DIY customers and approximately 43% from our professional installer customers. As a result of our historical success in executing our dual market strategy and our over 70 full-time sales representatives dedicated solely to calling upon and selling to the professional installer, we believe we will increase the former Hi-Lo stores' sales to professional installers and have a competitive advantage over our retail competitors who have only recently entered and begun focusing on the professional installer market.

   Superior Customer Service. We seek to attract new DIY and professional installer customers and to retain existing customers by offering superior customer service, the key elements of which include:

  . superior in-store service through highly-motivated, technically proficient store personnel ("Professional Parts People") using advanced point-of-sale systems;

  . an extensive selection of products;

  . attractive stores in convenient locations; and

  . competitive pricing, with a low price guarantee.

   Technically Proficient Professional Parts People. Our highly proficient Professional Parts People provide us with a significant competitive advantage, particularly over less specialized retail operators. We require our Professional Parts People to undergo extensive and ongoing training and to be technically knowledgeable, particularly with respect to hard parts, in order to better serve the technically-oriented professional installers with whom they interact on a daily basis. Such technical proficiency also enhances the customer service we provide to our DIY customers, who appreciate the expert assistance provided by our Professional Parts People.

   Strategic Distribution Systems. We believe that the geographic concentration of our store network in nine contiguous states and the strategic locations of our four distribution centers enable us to maintain optimum inventory levels throughout our store network. In addition, our inventory management and distribution systems electronically link each of our stores to a distribution center, providing for efficient inventory control and management. Our distribution system provides each O'Reilly store with same day or overnight access to over 100,000 SKUs, many of which are hard to find items not typically stocked by other parts retailers. We believe the availability of a broad range of products is a key competitive advantage in satisfying customer demand and generating repeat business.

   Experienced Management Team. Our management team has a demonstrated ability to successfully execute our business plan, including the identification and integration of strategic acquisitions. We have experienced 20 consecutive quarters of year-to-year record sales and earnings growth. We have a strong senior management team comprised of 37 professionals who average 20 years of experience with O'Reilly. In addition, our 50 district managers average over 10 years of experience with us.

Growth and Expansion Strategies

   Aggressively Open New Stores. We intend to continue to aggressively open new stores in order to achieve greater penetration in existing markets and to expand into new, contiguous markets. We plan to open approximately 80 stores in 1999 (including a net of seven stores to be acquired from Hinojosa Auto Parts in April 1999) and approximately 100 stores in 2000. Nearly all of the sites for our proposed 1999 store openings and a majority of the sites for our proposed 2000 store openings have been identified. In selecting sites for new stores, we seek to strategically locate store sites in clusters within geographic areas in order to achieve economies of scale in areas such as management, advertising and distribution.

   Complete the Integration of Hi-Lo. We expect to continue realizing the benefits of the nearly completed integration of the 182 net stores we acquired through the acquisition of Hi-Lo in January 1998. We have updated the products offered at the Hi-Lo stores with a product mix consistent with our existing O'Reilly stores, converted the Hi-Lo stores to our MIS systems and, in some cases, renovated or relocated Hi-Lo stores. Furthermore, we are increasingly penetrating the professional installer market in Hi-Lo's service areas, and are continuing to benefit from increased leverage in purchasing and reduced overhead expenses. As evidence of our success in integrating Hi-Lo, same store product sales for Hi-Lo stores increased 17.5% in the fourth quarter of 1998 compared to the prior year period.

   Increase Operating Efficiencies. We believe that as we continue to grow our store network we will increasingly be able to enjoy economies of scale and operating efficiencies, particularly in the areas of purchasing, distribution, inventory management and advertising.

   Selectively Pursue Strategic Acquisitions. Although the automotive aftermarket industry is still highly fragmented, we believe the ability of national and regional specialty retail chains, such as O'Reilly, to operate more efficiently than smaller independent operators or mass merchandisers will result in continued industry consolidation. Thus, we intend to selectively pursue acquisition targets that will strengthen our position as a leading automotive products retailer.

   Continually Enhance Store Design and Location. Our current prototype store design features enhancements such as greater square footage, higher ceilings, more convenient interior store layouts, brighter lighting, increased parking availability and dedicated counters to serve professional installers, each designed to increase product sales and operating efficiencies and enhance customer service. We continually update the location and condition of our store network through systematic renovation and relocation of existing O'Reilly stores to conform with our prototype store design. In 1998, we renovated or relocated 18 stores, and in 1999 plan to renovate or relocate approximately 19 stores. We believe that our ability to consistently achieve significant growth in same store product sales is due in part to our commitment to maintaining an attractive store network which is strategically located to best serve our customers.

Industry

   Participants in our industry are engaged in the retail sale of automotive aftermarket products. The term aftermarket distinguishes our products from those items sold as part of the original sale of a car or truck. According to industry estimates, in 1997 the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $80 billion. Of this market, approximately $35 billion in sales was to DIY customers and approximately $45 billion in sales was to professional installers. In total, we believe the automotive aftermarket for these products is growing, primarily as a result of increases in:

  . the size and age of the automotive fleet in the United States;

  . the number of miles driven annually per vehicle;

  . the purchase price of new cars;

  . the cost of replacement parts;

  . the variety of vehicle types, as well as the sophistication of vehicles;
    and

  . labor costs associated with parts installation and maintenance.

   While we have served the professional installer market since our inception, this market has not traditionally been a focus of our leading retail competitors. However, in the past few years we have seen increasing competition in this market from such competitors. We believe our retail competitors are now recognizing the attractive opportunities represented by the professional installer market.

   Although our industry continues to be highly fragmented, considerable consolidation has occurred in recent years. As a result of this consolidation, the top 10 industry participants accounted for approximately 21% of the total stores operated by industry participants in 1998 versus 14% in 1995. We believe the industry will continue to consolidate as national and regional specialty chains gain market share at the expense of smaller independent retailers and less specialized mass merchandisers. We believe that companies such as O'Reilly, which have multiple locations in a given market area, are able to achieve operating efficiencies in purchasing, distribution and advertising that smaller competitors cannot achieve. In addition, the significant increase in the variety of vehicle makes and models, as well as the increasing sophistication of vehicles, have increased the number of automotive aftermarket parts which must be carried to satisfy customer demand. We believe that this trend is another factor increasing industry consolidation as larger operators, such as O'Reilly, enjoy competitive advantages in distribution and inventory management systems.

The Hi-Lo Acquisition

   Effective January 31, 1998, we acquired Hi-Lo, a specialty retailer and supplier of automotive aftermarket products headquartered in Houston, Texas. Following the acquisition, we sold seven Hi-Lo stores located in California. Of the 182 stores remaining after such sale, 165 are located in Texas and 17 are located in Louisiana. Through the Hi-Lo acquisition, we also acquired a 425,000 square foot distribution center located in Houston. The Hi-Lo operations are contiguous to our other operations, thereby creating a natural geographic extension of our business. In addition, Hi-Lo was experienced in serving professional installers, deriving approximately 35% of its revenues from such customers. We acquired Hi-Lo for a cash purchase price of approximately $49.3 million. At the time of the acquisition, Hi-Lo had $43.2 million of existing debt, which we assumed.

Products

   Our stores offer DIY and professional installer customers a wide selection of brand name and private label products for domestic and imported automobiles, vans and trucks. We do not sell tires or perform automotive repairs or installations. Our merchandise generally consists of nationally recognized, well advertised, name brand products such as AC Delco, Moog, Wagner, Gates Rubber, Federal Mogul, Monroe, Prestone, Quaker State, Pennzoil, Castrol, Valvoline, STP, Armor All and Turtle Wax. In addition to name brand products, our stores carry a wide variety of high-quality private label products under the Parts Master(R) name brand and our O'Reilly Auto Parts(R), SuperStart(R), BrakeBest(R), Ultima(R) and Omnispark(R) proprietary name brands. Because most of our private label products are produced by nationally recognized manufacturers in accordance with our specifications, we believe that the private label products are generally of equal or, in some cases, better quality than comparable name brand products, a characteristic which is important to our professional installer clientele. We further believe that the private label products are packaged attractively to promote customer interest and are generally priced below comparable name brand products carried in the store.

Store Network

   Store Locations. As a result of our dual market strategy, we are able to profitably operate in both large, densely populated markets and less densely populated areas which would not otherwise support a national or regional chain selling to just one portion of the automotive aftermarket. The following table sets forth the geographic distribution of our stores:

      State                                                     Number of Stores
      Texas....................................................       174
      Missouri.................................................       113
      Oklahoma.................................................        87
      Kansas...................................................        47
      Iowa.....................................................        22
      Arkansas.................................................        17
      Louisiana................................................        17
      Nebraska.................................................        13
      Illinois.................................................         1
                                                                      ---
          Total................................................       491
                                                                      ===

   Our stores on average carry approximately 23,000 SKUs and average approximately 6,500 total square feet in size. Our stores are served primarily by the nearest distribution center, but also have access to the broader selection of inventory available at one of our 49 Master Inventory Stores, which on average carry approximately 40,000 SKUs and are approximately 10,000 square feet in size. Master Inventory Stores, in addition to serving DIY and professional installer customers in their markets, also provide our other stores within their areas access to a greater selection of SKUs on a same day basis.

   We believe that O'Reilly stores are "destination stores" generating their own traffic rather than relying on traffic created by the presence of other stores in the immediate vicinity. Consequently, most of our stores are free-standing buildings situated on or near major traffic thoroughfares, and offer ample parking and easy customer access.

   Store Layout. We utilize a computer-assisted "plan-o-grammed" store layout system to provide a uniform and consistent merchandise presentation; however, some variation occurs in order to meet the specific needs of a particular market area. Merchandise is arranged to provide easy customer access and maximum selling space, keeping high-turnover products and accessories within view of the customer. Aisle displays are generally used to feature high-demand or seasonal merchandise, new items and advertised specials.

   Store Automation. To enhance store level operations and customer service, we use IBM AS/400 computer systems in all of our stores. These systems are linked with the IBM AS/400 computers located in each of our distribution centers. Our point-of-sale terminals use bar code scanning technology to price our merchandise and provide immediate access to our electronic catalog to display parts and pricing information by make, model and year of vehicle. This system speeds transaction times, reduces register lines and provides enhanced customer service. Moreover, our store automation systems capture sales information which assists in store management, strategic planning, inventory control and distribution efficiency.

   New Store Site Selection. In selecting sites for new stores, we seek to strategically locate store sites in clusters within geographic areas in order to achieve economies of scale in management, advertising and distribution. Other key factors we consider in the site selection process include:

  . population density and growth patterns;

  . age and per capita income;

  . vehicle traffic counts;

  . the number and type of existing automotive repair facilities; and

  . the number of auto parts stores and other competitors within a pre-determined radius and the operational strength of such competitors.

   When entering new, more densely populated markets, we generally seek to initially open several stores within a short span of time in order to maximize the effect of initial promotional programs and achieve further economies of scale. After opening this initial cluster of new stores, we seek to begin penetrating the less densely populated surrounding areas. This strategy enables us to achieve additional distribution and advertising efficiencies in each market.

Distribution System

   The following table sets forth the distribution centers we currently operate:

                                          Number of
      Location           Square Footage  Stores Served
      Houston, TX           424,823          183
      Springfield, MO       254,720          118
      Oklahoma City, OK     238,520          104
      Kansas City, MO       128,064           86

   In addition, adjacent to the Springfield, Missouri distribution center, we operate a 36,000 square foot bulk merchandise warehouse used for the distribution of bulk products such as motor oil, antifreeze, batteries, lubricants and other fast moving bulk products, and an 18,000 square foot facility, where goods to be returned are stored.

   Our distribution centers are equipped with highly automated conveyor systems which expedite the movement of our products to loading areas for shipment to individual stores on a nightly basis. The distribution centers utilize computer-assisted technology to electronically receive orders from computers located in each of our stores. In addition to the bar code system employed in our stores, we have established a satellite-based data interchange system among those O'Reilly stores in which high-speed data transmission technology is not readily available, the distribution center which services such stores and our corporate headquarters.

   We believe that our distribution system assists us in lowering our inventory-carrying costs, improving our O'Reilly store in-stock positions, and controlling and managing our inventory. Moreover, we believe that our expanding network of distribution centers allows us to more efficiently service existing O'Reilly stores, as well as new stores planned for opening in contiguous market areas. Our distribution center expansion strategy also complements our new store opening strategy by supporting newly established clusters of stores located in the regions surrounding each distribution center. As part of our continuing efforts to enhance our distribution network, in 1999 we plan to:

  . open a distribution center in Des Moines, Iowa;

  . acquire a distribution center in McAllen, Texas as a result of the planned Hinojosa acquisition;

  . increase the service radius of the distribution center in Oklahoma City, Oklahoma which we recently expanded; and

  . implement a new warehouse management system in certain distribution centers which will enhance the efficiency of our distribution network.

Marketing

   Marketing to the DIY Customer. We aggressively promote sales to DIY customers through an extensive advertising program which includes direct mail and newspaper, radio and television advertising in selected markets. We believe that our advertising and promotional activities have resulted in significant name recognition in each of our market areas. Newspaper and radio advertisements are generally directed towards specific product and price promotions, frequently in connection with specific sale events and promotions. To promote sales to car enthusiasts, who we believe on an individual basis spend more on automotive products than the public generally, we sponsor over 35 motorsports shows at over 50 racetracks in nine states, including the O'Reilly Auto Parts Mid-West Outlaw Mini-Sprints and the O'Reilly Oklahoma Legends Dirt racing series, as well as three National Hotrod Racing Association races in Houston and Dallas. We have found that the more progressive marketing concepts utilized in the DIY portion of our business can also be applied to increase sales to our professional installer customers.

   Marketing to the Professional Installer. We have over 70 full-time O'Reilly sales representatives strategically located in the more densely populated market areas that we serve, and each is dedicated solely to calling upon and selling to the professional installer. Moreover, each district manager and store manager throughout the O'Reilly store network calls upon existing and potential new professional installers on a regular basis. Our marketing strategy with respect to professional installers emphasizes our ability to offer:

  . prompt delivery using small trucks or vans operated by most of our stores;

  . a separate counter in most of our stores dedicated exclusively to serving professional installers;

  . trade credit for qualified professional installers;

  . broad inventory of merchandise and competitive pricing;

  . a professional installer computer system that connects directly to our inventory system; and

  . seminars concerning topics of interest to professional installers, such as technical updates, safety and general business management.

Management Structure

   Each O'Reilly store is staffed with a store manager and an assistant manager, in addition to the parts specialists and support staff required to meet the specific needs of each store. Each of our 50 district managers has general supervisory responsibility for an average of 10 O'Reilly stores within such manager's district.

   Each district manager receives comprehensive training on a monthly basis focusing on management techniques, new product announcements, advanced automotive systems and our policies and procedures. In turn, the information covered at such monthly meetings is discussed in full by district managers at monthly meetings with their store managers. All assistant managers and manager trainees are required to successfully complete a six-month manager development program, which includes 85 hours of classroom and field training, as a prerequisite to becoming a store manager. This program covers operations extensively, as well as principles of successful management.

   We provide financial incentives to our district managers, store managers, assistant managers and sales specialists through an incentive compensation program. Under our incentive compensation program, base salary is augmented by incentive compensation based upon the achievement of sales and profitability goals. We believe that our incentive compensation program significantly increases the motivation and overall performance of our Professional Parts People and our ability to attract and retain qualified management and other personnel.

   Most of our current senior management, district managers and store managers were promoted to their positions from within the Company. Our senior management team averages 20 years of experience with the Company and district managers have an average length of service with the Company of over 10 years.

Professional Parts People

   We believe our highly trained team of Professional Parts People is essential in providing superior service both to DIY and professional installer customers. Each of our Professional Parts People is required to be technically proficient in the workings and application of automotive products due to the significant portion of our business represented by the professional installer. In addition, we have found that the typical DIY customer often seeks assistance from sales persons, particularly in connection with the purchase of hard parts. We believe that the ability of our Professional Parts People to provide such assistance to the DIY customer creates a favorable impression during a customer's visit to our store and is a significant factor in generating repeat DIY business.

   We screen prospective employees, whom we refer to as team members, to identify highly-motivated individuals either with experience in automotive parts or repairs, or an aptitude for automotive knowledge. Each person who becomes a team member first participates in an intensive two-day orientation program designed to introduce the team member to our culture and his or her job duties before being assigned specific job responsibilities. The successful completion of additional training is required before a team member is deemed qualified as a parts specialist and thus able to work at the parts counter of an O'Reilly store. All new counter people are required to successfully complete a six-month basic automotive systems training course and are then enrolled in a six-month advanced automotive systems course for certification by the National Institute for Automotive Service Excellence ("ASE"), which administers national exams for various automotive specialties and requires ASE certified specialists to take recertification exams every five years.

   Each O'Reilly store participates in our sales specialist training program. Under this program, selected team members complete two days of extensive sales call training for business development, after which these team members will spend one day per week calling on existing and new professional installer customers. Additionally, each team member engaged in such sales activities will participate in quarterly advanced training programs for sales and business development.

Customer Service

   We seek to provide our customers with an efficient and pleasant in-store experience by maintaining attractive stores in convenient locations with a wide selection of automotive products. We believe that the satisfaction of DIY and professional installer customers is substantially dependent upon our ability to provide, in a timely fashion, the specific automotive product requested. Accordingly, each O'Reilly store carries a broad selection of automotive products designed to cover a wide range of vehicle specifications. We continuously refine the inventory levels carried in our stores, based in large part on the sales movement shown by our computerized inventory control system and on management's assessment of the changes and trends in the marketplace.

Pricing

   We believe that a competitive pricing policy is essential within product categories in order to compete successfully. Product pricing is generally established to meet the pricing policies of competitors in the market area served by each store. Most automotive products that we sell are priced at discounts to the manufacturer suggested prices, and additional savings are offered through volume discounts and special promotional pricing. Consistent with our low price guarantee, each O'Reilly store will match any verifiable price on any in-stock product of the same or comparable quality offered by any of our competitors.

Purchasing

   We purchase automotive products from approximately 400 vendors, the five largest of which accounted for approximately 30% of our total purchases in 1998, after accounting for the consolidation of several of our vendors which occurred towards the end of the year. After such consolidation, our largest vendor in 1998 accounted for approximately 13% of our total purchases and no other vendor accounted for more than 5% of such purchases. We have no long-term contractual purchase commitments with any of our vendors, nor have we experienced difficulty in obtaining satisfactory alternative sources of supply for automotive parts. We believe that alternative supply sources exist at substantially similar costs, for substantially all automotive products that we sell. It is our policy to take advantage of early payment and seasonal purchasing discounts offered by our vendors, and to utilize extended dating terms available from vendors due to volume purchasing. We consider our relationships with our suppliers to be good.

Competition

   We compete in both the DIY and professional installer portions of the automotive aftermarket. We compete primarily with:

  . national and regional retail automotive parts chains (such as AutoZone, Inc., Advance Auto Parts and The Pep Boys-Manny, Moe and Jack, Inc.);

  . independently owned parts stores;

  . wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations such as NAPA and CarQuest);

  . automobile dealers; and

  . mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.).

We compete on the basis of customer service, which includes merchandise selection and availability, price, helpfulness of store personnel and store layout and location.

Team Members

   As of December 31, 1998, we had 6,330 full-time team members and 1,547 part-time team members, of whom 6,081 were employed at our stores, 1,244 were employed at our distribution centers and 552 were employed at our corporate and administrative headquarters. Our team members are not subject to a collective bargaining agreement. We consider our relations with our team members to be excellent, and strive to promote good relations with our team members through various programs designed for such purposes.

Properties

   The following table provides certain information regarding our administrative offices and distribution centers and offices as of December 31, 1998:

                                                                  Square
   Location                      Principal Use(s)                 Footage Interest
   Springfield,
    MO           Distribution Center and Corporate Offices        274,920   Owned
   Springfield,
    MO           Corporate Offices, Training and Technical Center  35,580 Leased(a)
   Springfield,
    MO           Corporate Offices                                 13,780 Leased(b)
   Kansas City,
    MO           Distribution Center and Offices                  130,662   Owned
   Oklahoma
    City, OK     Distribution Center and Offices                  244,460   Owned
   Houston, TX   Distribution Center and Offices                  446,104   Owned

---------------------
(a) Occupied under the terms of a lease expiring in 2007 with an unaffiliated party, subject to renewal for three five-year terms at our option. To facilitate construction, we loaned to the owner of the facility an aggregate of approximately $2.5 million. The principal balance of such loan bears interest at a rate of 6% per annum, is payable in equal monthly installments through January 2005 and is secured by a first deed of trust.
(b) Occupied under the terms of a lease with an unaffiliated party expiring March 31, 2001.

   Of the 491 stores that we operated at December 31, 1998, 253 stores were owned, 185 stores were leased from unaffiliated parties and 53 stores were leased from one of two real estate investment partnerships formed by the O'Reilly family. Leases with unaffiliated parties generally provide for payment of a fixed base rent, payment of certain tax, insurance and maintenance expenses, and an original term of 10 years, subject to one or more renewals at our option. The original terms of 16 stores leased from unaffiliated parties expire prior to the end of 1999. We have entered into separate master lease agreements with each of the affiliated real estate investment partnerships for the occupancy of the stores covered thereby. Such master lease agreements expired on December 31, 1998 and were renewed through December 31, 2004. We believe that the lease agreements with the affiliated real estate investment partnerships are on terms comparable to those obtainable from third parties.

   We believe that our present facilities are in good condition, are adequately insured and together with those under construction, are suitable and adequate for the conduct of our current operations.

Servicemarks and Trademarks

   We have registered the servicemarks O'Reilly Automotive(R), O'Reilly Auto Parts(R), Because It's Your Car We're Talking About(R) and Parts Payoff(R) and the trademarks SuperStart(R), BrakeBest(R), Omnispark(R) and First Call(R). Further, we are licensed to use the registered trademarks and servicemarks Auto Value(R) and Parts Master(R) owned by Auto Value Associates in connection with our marketing program. We believe that our business is not otherwise dependent upon any patent, trademark, servicemark or copyright.

Legal Proceedings

   We are currently involved in litigation as a result of a complaint filed against Hi-Lo in May 1997 by Charles Beresky. The plaintiff in this lawsuit sought to certify a class action on behalf of persons or entities in the States of Texas, Louisiana and California that have purchased a battery from Hi-Lo since May 1990. The complaint alleges that Hi-Lo offered and sold "old," "used" and "out of warranty" batteries as if the batteries were new resulting in claims for violations of deceptive trade practices, breach of contract, negligence, fraud, negligent misrepresentation and breach of warranty. The plaintiff is seeking, on behalf of the class, an unspecified amount of compensatory and punitive damages, as well as attorneys' fees and pre- and post-judgment interest. On July 27, 1998, the Trial Court certified this class. We appealed the decision to certify the class in the Court of Appeals for the Ninth District of Texas. On February 25, 1999, the Court of Appeals issued an opinion affirming the Trial Court's decision to certify the class. We intend to contest this ruling by seeking a mandamus from the Supreme Court of Texas. We believe that the accusations made in this case are unfounded, and intend to defend this lawsuit vigorously. Although the extent of damages suffered by any member of the class is arguably minimal, it is difficult at this stage of the case to determine the likely outcome of the case or to quantify the risk that we face from this litigation.

   In addition, we and our subsidiaries are involved in various other legal proceedings incidental to the conduct of our business. Although we cannot ascertain the amount of liability that we may incur from any of these matters, we do not currently believe that, in the aggregate, they will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

Regulation

   Although subject to various laws and governmental regulations relating to our business, including those related to the environment, we do not believe that compliance with such laws and regulations has a material adverse effect on our operations. Further, we are unaware of any failure to comply with any such laws and regulations which could have a material adverse effect on our operations. No assurance can be given, however, that significant expenses would not be incurred by us to comply with any such law or regulation in the future.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information with respect to our directors and executive officers:

      Name                       Age   Position
      Charles H. O'Reilly, Sr. .  86   Chairman Emeritus and Director
      Charles H. O'Reilly, Jr. .  58   Chairman of the Board and Director
      David E. O'Reilly.........  49   President, Chief Executive Officer and Director
      Lawrence P. O'Reilly......  52   President, Chief Operating Officer and Director
      Rosalie O'Reilly Wooten...  56   Executive Vice-President and Director
      Ted F. Wise...............  48   Executive Vice-President
      James R. Batten...........  36   Vice-President of Finance, Chief Financial Officer and Treasurer
      Jay Burchfield............  52   Director
      Joe C. Greene.............  62   Director

   Charles H. O'Reilly, Sr. is the father of Charles H. O'Reilly, Jr., David
E. O'Reilly, Lawrence P. O'Reilly and Rosalie O'Reilly Wooten. Set forth below are descriptions of the backgrounds of our executive officers and directors.

   Charles H. O'Reilly, Sr. is our co-founder and has served as a director since 1957. Prior to assuming the position of Chairman Emeritus in March 1993, Mr. O'Reilly was our Chairman of the Board, a position he held since 1975.

   Charles H. O'Reilly, Jr. has served as a director since 1966 and as Chairman of the Board of Directors since March 1993. Mr. O'Reilly had served as our President from 1975 until being elected to his current position.

   David E. O'Reilly has served as a director since 1972 and as President and Chief Executive Officer since March 1993. Mr. O'Reilly served as a Vice-President from 1975 until being elected to his current position.

   Lawrence P. O'Reilly has served as a director since joining us in 1968, and as President and Chief Operating Officer since March 1993. Mr. O'Reilly served as a Vice-President from 1979 until being elected to his current position. Mr. O'Reilly also serves as a director of Auto Value Associates, Inc., an industry trade association and buying group in which we are a shareholder.

   Rosalie O'Reilly Wooten has served as a director and as Executive Vice-President since 1980.

   Ted F. Wise has served as Executive Vice-President since February 1997. Mr. Wise served as our Senior Vice-President from March 1993 until being elected to his current position.

   James R. Batten, CPA, has served as Chief Financial Officer and Treasurer since March 1994 and, in addition, as Vice-President of Finance since October 1997. Mr. Batten served as our Finance Manager from January 1993 until being elected to his current position. From September 1986 until joining us in January 1993, Mr. Batten was employed by the accounting firm of Whitlock, Selim & Keehn.

   Jay Burchfield has served as a director since August 1997. Mr. Burchfield has served as the Chairman of the Board and a director of City Bancorp in Springfield, Missouri from January 1997 to present. He was Chairman of the Board and Chief Executive Officer of Boatmen's National Bank of Oklahoma in Tulsa, Oklahoma from January 1996 to January 1997 and Chairman, President and Chief Executive Officer of Boatmen's Bank of Southern Missouri in Springfield, Missouri from April 1987 to 1996. Mr. Burchfield's career has spanned more than 24 years in the banking industry.

   Joe C. Greene has served as a director since February 1993. Mr. Greene is the managing partner of Greene & Curtis, a Springfield, Missouri law firm, and has been engaged in the practice of law for over 30 years.

                              SELLING SHAREHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 1998, and as adjusted to reflect the sale of shares of common stock offered hereby, with respect to each selling shareholder. We believe that the beneficial owners set forth in the table have sole voting and investment power, except as otherwise stated in the notes to the table.

                                Shares Owned                    Shares Owned
                                Prior to the                      After the
                                  Offering                        Offering
                              -------------------- Shares     -----------------
                               Number      Percent Offered     Number   Percent
Charles H. O'Reilly, Jr...... 1,511,207(a)   7.0%  250,000(b) 1,261,207   5.1%
Lawrence P. O'Reilly......... 1,929,717(c)   9.0   195,000(d) 1,734,717   7.0
David E. O'Reilly............ 1,865,569(e)   8.7   150,000(f) 1,715,569   6.9
Rosalie O'Reilly Wooten...... 1,325,114(g)   6.2   140,000(h) 1,185,114   4.8
Charles H. O'Reilly, Sr.
 Irrev. Trust FBO Lindsay
 Sarah O'Reilly..............   304,848      1.4    60,000      244,848   1.0
Charles H. O'Reilly, Sr.
 Irrev. Trust FBO Charles R.
 Wooten......................   248,293      1.2    50,000      198,293     *
Charles H. O'Reilly Sr.
 Irrev. Trust FBO Carrie E.
 Wooten......................   248,293      1.2    50,000      198,293     *
Charles H. O'Reilly, Sr.
 Trust FBO Ryan C. O'Reilly..   311,530      1.5    50,000      261,530   1.1
Charles H. O'Reilly, Sr.
 Irrev. Trust FBO Austin
 David Lee O'Reilly..........   445,318      2.1    45,000      400,318   1.6
Charles H. O'Reilly, Sr.
 Irrev. Trust FBO Matthew
 David O'Reilly..............   346,902      1.6    45,000      301,902   1.2
Lauren P. O'Reilly...........   326,494      1.5    35,000      291,494   1.2
Leigh Anne O'Reilly Flisher..   203,497      1.0    35,000      168,497     *
Lawrence P. O'Reilly,
 Custodian, Ragan O'Reilly
 UTMA/MO.....................    96,632        *    35,000       61,632     *

---------------------
*Less than one percent.
(a) The stated number of shares includes 595,148 shares held through the Charles H. O'Reilly, Jr. Rev. Trust, 515,265 shares controlled by Mr. O'Reilly as trustee of a trust for the benefit of his children, 63,564 shares held by Mr. O'Reilly as custodian for his son, 196,418 shares controlled by Mr. O'Reilly's wife pursuant to a voting trust, 35,000 shares controlled by Mr. O'Reilly as a general partner of a family limited partnership, 2,062 shares held in the O'Reilly Employee Savings Plus Plan with Bankers Trust as trustee and 3,750 shares subject to options exercisable within 60 days of December 31, 1998.
(b) Includes 150,000 shares being sold by the Charles H. O'Reilly, Jr. Trust, Charles H. O'Reilly, Jr. Trustee, and 100,000 shares to be received following the exercise of options expiring April 22, 1999.
(c) The stated number of shares includes 686,285 shares held through the Lawrence P. O'Reilly Rev. Trust, 743,189 shares controlled by Mr. O'Reilly as trustee of a trust for the benefit of his children, 96,632 shares held by Mr. O'Reilly as custodian for his daughter, 253,894 shares controlled by Mr. O'Reilly's wife pursuant to a voting trust, 2,217 shares held in the O'Reilly Employee Savings Plus Plan and 47,500 shares subject to options exercisable within 60 days of December 31, 1998.
(d) Includes 95,000 shares being sold by the Lawrence P. O'Reilly Rev. Trust, Lawrence P. O'Reilly, Trustee, and 100,000 shares to be received following the exercise of options expiring April 22, 1999.
(e) The stated number of shares includes 381,279 shares held through the David O'Reilly, Rev. Trust, 1,097,068 shares controlled by Mr. O'Reilly as trustee of two trusts for the benefit of his children, 238,406 shares held by Mr. O'Reilly as custodian for two of his children, 1,316 shares held in the O'Reilly Employee Savings Plus Plan and 47,500 shares subject to options exercisable within 60 days of December 31, 1998.
(f) Includes 50,000 shares being sold by the David O'Reilly Rev. Trust, David O'Reilly, Trustee and 100,000 shares to be received following the exercise of options expiring April 22, 1999.

(g) The stated number of shares includes 471,877 shares held through the Rosalie O'Reilly Wooten Rev. Trust, 496,586 shares controlled by Mrs. Wooten as trustee of a trust for the benefit of her children, 135,230 shares held by Mrs. Wooten as custodian for her daughter, 176,394 shares controlled by Mrs. Wooten's husband as trustee for the benefit of Mrs. Wooten's children and their descendants, 1,277 shares held in the O'Reilly Employee Savings Plus Plan and 3,750 shares subject to options exercisable within 60 days of December 31, 1998.
(h) Includes 100,000 shares being sold by the Rosalie O'Reilly Wooten Rev. Trust, Rosalie O'Reilly Wooten, Trustee, and 40,000 shares to be received following the exercise of options expiring April 22, 1999.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

   Our Restated Articles of Incorporation ("Articles") provide for an authorized capital of 35,000,000 shares consisting of 5,000,000 shares of preferred stock, $0.01 par value per share, and 30,000,000 shares of common stock, $0.01 par value per share. Based on shares outstanding as of December 31, 1998, upon the consummation of this offering, 24,689,700 shares of common stock and no shares of preferred stock will be outstanding. At our regularly scheduled annual meeting on May 4, 1999, we will seek shareholder approval of a proposal to increase the number of shares of common stock authorized from 30 million to 90 million. The following summary description of our capital stock is qualified in its entirety by reference to the Articles, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

   The holders of common stock are entitled to cast one vote for each share held of record on all matters to be voted on by shareholders, including the election of directors. There is no cumulative voting with respect to the election of directors. As a result, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors then standing for election if they choose to do so. Our Articles and Bylaws provide for a classified board of directors with three classes serving staggered three-year terms so that approximately one-third of the directors will be elected at each annual meeting. This provision could have the effect of delaying, deferring or preventing a change in control of the Company. The holders of common stock are entitled to receive dividends when and if declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of our affairs, the holders of the common stock are entitled to share ratably in all remaining assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, pre-emptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued for the consideration set forth in this prospectus, fully paid and nonassessable.

Preferred Stock

   The Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms, rights and preferences of such series including voting, dividend, liquidation, conversion and other rights. The authorized shares of preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intent of so doing, we could issue a series of preferred stock that could discourage, impede, delay or prevent a transaction which would result in a change of control of the Company, regardless of whether some of our shareholders might believe such a transaction to be in their best interests.

Transfer Agent

   The transfer agent and registrar for the common stock is UMB Bank N.A., Kansas City, Missouri.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement
dated March    , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation and George K. Baum & Company (the "Representatives"), have severally agreed to purchase from the Company and the selling shareholders the number of shares set forth opposite their names below.

                                                                       Number of
Underwriters:                                                           Shares
 Donaldson, Lufkin & Jenrette Securities Corporation..................
 George K. Baum & Company.............................................
                                                                       ---------
  Total............................................................... 4,140,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. Except for those shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares if they purchase any of the shares. The over-allotment option is discussed below.

   The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $    per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $    per
share on sales to certain other dealers. After the initial offering of the shares to the public, the underwriters may change the public offering price and such concessions.

   The Company has granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 621,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The Company and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   The Company, each of the selling shareholders and the executive officers and directors of the Company have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause
(1) or (2) is to be settled by the delivery of common stock or such other securities, in cash or otherwise). In addition, for a 90 day period the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the selling shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   The Representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The Representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   Other than in the United States, no action has been taken by the Company, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supercede this information. This prospectus is part of a registration statement that we filed with the Commission. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock.

  . The Company's Annual Report on Form 10-K for the fiscal year ended
    December 31, 1997;

  . The amendment to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997;

  . The Company's Quarterly Report on Form 10-Q for the period ended March
    31, 1998;

  . The amendment to the Company's Quarterly Report on Form 10-Q/A for the period ended March 31, 1998;

  . The Company's Quarterly Report on Form 10-Q for the period ended June 30,
    1998;

  . The Company's Quarterly Report on Form 10-Q for the period ended
    September 30, 1998;

  . The Company's Current Report on Form 8-K, filed on February 2, 1998;

  . The amendment to the Company's Current Report on Form 8-K/A, filed on
    April 14, 1998;

  . The Company's definitive proxy statement on Schedule 14A, filed April 6,
    1998; and

  . The description of the common stock contained in the Company's
    Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 233 South Patterson, Springfield, MO 65802, Attention Investor Relations, Telephone: (417) 862-6708.

                             ADDITIONAL INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the following locations:

  . At the Public Reference Room of the Commission, Room 1024-Judiciary
    Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

  . At the public reference facilities at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . By writing to the Commission, Public Reference Section, Judiciary Plaza,
    450 Fifth Street, N.W., Washington, DC 20549;

  . At the offices of the National Association of Securities Dealers, Inc.,
    Reports Sections, 1735 K Street, N.W., Washington, DC 20006; or

  . From the Commission's web site at www.sec.gov.

Some of these locations may charge a prescribed or modest fee for copies.

   The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom (Illinois). Skadden, Arps, Slate, Meagher & Flom (Illinois) will rely upon the opinion of Gallop, Johnson & Neuman, L.C., St. Louis, Missouri, as to certain matters of Missouri law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Katten Muchin & Zavis.

                                    EXPERTS

   The consolidated financial statements of O'Reilly Automotive, Inc. and subsidiaries at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of O'Reilly Automotive, Inc. incorporated by reference in the O'Reilly Automotive, Inc. Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of Hi-Lo Automotive, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of Arthur Andersen, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Report of Independent Auditors............................................. F-1

Audited Consolidated Financial Statements

Consolidated Balance Sheets................................................ F-2
Consolidated Statements of Income.......................................... F-4
Consolidated Statements of Shareholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
O'Reilly Automotive, Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of O'Reilly Automotive, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of O'Reilly Automotive, Inc. and Subsidiaries at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Kansas City, Missouri
March 2, 1999

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
                                                               (In thousands,
                                                                except share
                                                                    data)
Assets
Current assets:
  Cash....................................................... $  2,285 $  1,728
  Short-term investments.....................................    1,000      500
  Accounts receivable, less allowance for doubtful accounts
   of $363 in 1997
   and $613 in 1998..........................................   12,469   27,580
  Amounts receivable from vendors............................    4,969   26,660
  Inventory..................................................  111,848  246,012
  Refundable income taxes....................................      --     3,026
  Deferred income taxes......................................    1,424    2,838
  Other current assets.......................................      145    2,538
                                                              -------- --------
      Total current assets...................................  134,140  310,882
Property and equipment, at cost:
  Land.......................................................   28,000   40,131
  Buildings..................................................   53,507   81,770
  Leasehold improvements.....................................    9,230   17,898
  Furniture, fixtures and equipment..........................   36,362   56,897
  Vehicles...................................................   10,434   13,511
                                                              -------- --------
                                                               137,533  210,207
  Accumulated depreciation and amortization..................   29,093   39,256
                                                              -------- --------
                                                               108,440  170,951
Deferred income taxes........................................      --     3,178
Notes receivable.............................................    2,280    4,137
Other assets.................................................    2,757    4,140
                                                              -------- --------
      Total assets........................................... $247,617 $493,288
                                                              ======== ========

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
                                                               (In thousands,
                                                                except share
                                                                    data)
Liabilities and shareholders' equity
Current liabilities:
  Note payable to bank....................................... $    --  $  5,000
  Accounts payable...........................................   29,713   66,737
  Accrued expenses...........................................    6,386   18,446
  Accrued payroll............................................    1,647    3,645
  Income taxes payable.......................................    2,501      --
  Current portion of long-term debt..........................      130    8,691
                                                              -------- --------
    Total current liabilities................................   40,377  102,519
Long-term debt, less current portion.........................   22,641  170,166
Other liabilities............................................      415    2,209
Deferred income taxes........................................    2,145      --

Shareholders' equity:
  Preferred stock, $.01 par value:
    Authorized shares--5,000,000
    Issued and outstanding shares--none......................      --       --
  Common stock, $.01 par value:
    Authorized shares--30,000,000
    Issued and outstanding shares--21,125,493 in 1997 and
     21,349,700 in 1998......................................      211      213
  Additional paid-in capital.................................   77,077   82,658
  Retained earnings..........................................  104,751  135,523
                                                              -------- --------
      Total shareholders' equity.............................  182,039  218,394
                                                              -------- --------
      Total liabilities and shareholders' equity............. $247,617 $493,288
                                                              ======== ========



                            See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   Year ended December 31,
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
                                                  (In thousands, except per
                                                         share data)
Product sales.................................... $259,243  $316,399  $616,302
Cost of goods sold, including warehouse and
 distribution expenses...........................  150,772   181,789   358,439
Operating, selling, general and administrative
 expenses........................................   79,620    97,526   200,962
                                                  --------  --------  --------
                                                   230,392   279,315   559,401
                                                  --------  --------  --------
Operating income.................................   28,851    37,084    56,901
Other income (expense):
  Interest expense...............................      (37)     (139)   (8,126)
  Interest income................................      676       198       396
  Other, net.....................................      543       413       772
                                                  --------  --------  --------
                                                     1,182       472    (6,958)
                                                  --------  --------  --------
Income before income taxes.......................   30,033    37,556    49,943
Provision for income taxes.......................   11,062    14,413    19,171
                                                  --------  --------  --------
Net income....................................... $ 18,971  $ 23,143  $ 30,772
                                                  ========  ========  ========
Basic income per common share:
Net income per common share...................... $   0.91  $   1.10  $   1.45
                                                  ========  ========  ========
Weighted average common shares outstanding.......   20,864    21,043    21,238
                                                  ========  ========  ========
Income per common share--assuming dilution:
Net income per common share--assuming dilution... $   0.90  $   1.09  $   1.42
                                                  ========  ========  ========
Adjusted weighted average common shares
 outstanding.....................................   21,032    21,277    21,602
                                                  ========  ========  ========


                            See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   Common Stock   Additional
                                 ----------------  Paid-In   Retained
                                 Shares Par Value  Capital   Earnings   Total
                                 ------ --------- ---------- --------  --------
                                                (In thousands)

Balance at December 31, 1995.... 20,724   $104     $71,024   $ 62,742  $133,870
  Issuance of common stock under
   employee benefit plans.......     93    --        1,509        --      1,509
  Issuance of common stock under
   stock option plans...........    120      1       1,431        --      1,432
  Net income....................    --     --          --      18,971    18,971
                                 ------   ----     -------   --------  --------
Balance at December 31, 1996.... 20,937    105      73,964     81,713   155,782
  Two-for-one stock split.......    --     105         --        (105)      --
  Issuance of common stock under
   employee benefit plans.......     73    --        1,331        --      1,331
  Issuance of common stock under
   stock option plans...........    115      1       1,481        --      1,482
  Tax benefit of stock options
   exercised....................    --     --          301        --        301
  Net income....................    --     --          --      23,143    23,143
                                 ------   ----     -------   --------  --------
Balance at December 31, 1997.... 21,125    211      77,077    104,751   182,039
  Issuance of common stock under
   employee benefit plans.......     92      1       2,720        --      2,721
  Issuance of common stock under
   stock option plans...........    133      1       2,022        --      2,023
  Tax benefit of stock options
   exercised....................    --     --          839        --        839
  Net income....................    --     --          --      30,772    30,772
                                 ------   ----     -------   --------  --------
Balance at December 31, 1998.... 21,350   $213     $82,658   $135,523  $218,394
                                 ======   ====     =======   ========  ========



                            See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year ended December 31,
                                                 ----------------------------
                                                   1996      1997      1998
                                                 --------  --------  --------
                                                       (In thousands)
Operating activities
Net income...................................... $ 18,971  $ 23,143  $ 30,772
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization.................    6,105     8,276    12,164
  Provision for doubtful accounts...............      592       662       250
  Gain on sale of property and equipment........     (281)      (44)     (134)
  Deferred income taxes.........................    1,483    (1,042)    7,629
  Common stock contributed to employee benefit
   plans........................................    1,028     1,331     1,629
  Tax benefit of stock options exercised........      --        301       839
  Postretirement benefits.......................       12        12        12
  Changes in operating assets and liabilities,
   net of the effects of the acquisition:
    Accounts receivable.........................   (2,428)   (1,835)   (5,809)
    Amounts receivable from vendors.............     (473)   (2,100)  (21,691)
    Inventory...................................  (24,930)  (27,939)  (53,328)
    Refundable income taxes.....................      564       172    (5,527)
    Other current assets........................      603      (446)     (179)
    Other assets................................     (709)     (581)   (1,753)
    Accounts payable............................    4,275    12,425    20,071
    Accrued expenses............................      830     2,433      (525)
    Accrued payroll.............................     (765)      604    (3,533)
    Income taxes payable........................      --      2,501       --
                                                 --------  --------  --------
      Net cash provided by (used in) operating
       activities...............................    4,877    17,873   (19,113)
Investing activities
Purchases of property and equipment.............  (34,459)  (37,180)  (57,732)
Acquisition, net of cash acquired...............      --        --    (49,296)
Proceeds from sale of property and equipment....      801       293     6,038
Purchases of short-term investments.............  (12,494)      --        --
Proceeds from sale of short-term investments....   34,904       --        500
Payments received on notes receivable...........       51       898       372
Advances made on notes receivable...............      (21)   (1,668)     (650)
                                                 --------  --------  --------
      Net cash used in investing activities.....  (11,218)  (37,657) (100,768)
Financing activities
Borrowings on notes payable to bank.............    3,000       --      5,000
Proceeds from issuance of long-term debt........      --     20,500   157,860
Principal payments on long-term debt............     (198)   (1,120)  (46,651)
Net proceeds from issuance of common stock......    1,913     1,482     3,115
                                                 --------  --------  --------
      Net cash provided by financing activities.    4,715    20,862   119,324
                                                 --------  --------  --------
Net increase (decrease) in cash.................   (1,626)    1,078      (557)
Cash at beginning of year.......................    2,833     1,207     2,285
                                                 --------  --------  --------
Cash at end of year............................. $  1,207  $  2,285  $  1,728
                                                 ========  ========  ========

                            See accompanying notes.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1996, 1997 and 1998

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   O'Reilly Automotive, Inc. ("the Company") is a specialty retailer and supplier of automotive aftermarket parts, tools, supplies and accessories to both the "do-it-yourself" customer and the professional installer throughout Texas, Missouri, Oklahoma, Kansas, Iowa, Arkansas, Louisiana, Nebraska and Illinois.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

   The Company recognizes sales upon shipment of products.

Use of Estimates

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventory

   Inventory, which consists of automotive hard parts, maintenance items, accessories and tools, is stated at the lower of cost or market. Cost has been determined using the last-in, first-out ("LIFO") method. If the first-in, first-out ("FIFO") method of costing inventory had been used by the Company, inventory would have been $119,135,000 and $246,402,000 as of December 31, 1997 and 1998, respectively.

Amounts Receivable from Vendors

   Amounts receivable from vendors consist primarily of amounts due the Company for rebates and other allowances.

Property and Equipment

   Property and equipment are carried at cost. Depreciation is provided on straight-line and accelerated methods over the estimated useful lives of the assets. Service lives for property and equipment generally range from three to 40 years. Leasehold improvements are amortized over the terms of the underlying leases. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income as a component of other income (expense). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

   The company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowings. Total interest costs capitalized for the years ended December 31, 1997 and 1998, were $527,000 and $1,213,000, respectively. There were no interest costs capitalized during the year ended December 31, 1996.

Income Taxes

   The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. The liability method provides that deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $3,156,000, $3,437,000 and $8,326,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

Financial Instrument

   The Company utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt. During 1998, the Company entered into an interest-rate swap agreement to modify the interest characteristics of its outstanding long-term debt from a floating rate to a fixed rate basis. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counterparty is included in other liabilities or assets. The fair value of the swap agreement is not recognized in the consolidated financial statements and approximates its carrying cost.

Preopening Costs

   Costs associated with the opening of new stores, which consist primarily of payroll and occupancy costs, are charged to operations as incurred.

Stock Option Plans

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed in Note 11, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

Concentration of Credit Risk

   The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

   The Company has provided long-term financing to a company, through a note receivable, for the construction of an office building which is leased by the Company (see Note 7). The note receivable, amounting to $2,271,000 and $2,203,000 at December 31, 1997 and 1998, respectively, bears interest at 6% and is due in January 2005.

   The carrying value of the Company's financial instruments, including cash, short-term investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

New Accounting Pronouncements

   As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 had no impact on the Company's financial statements.

   Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which established new standards for the way public companies report information about operating segments in annual and interim financial statements. The Company operates in a single segment and accordingly, no segment disclosures are warranted for the years ended December 31, 1996, 1997 and 1998.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted in years beginning after June 15, 1999. The Company does not anticipate that the adoption of SFAS No. 133 will have a significant effect on the financial position or results of operations of the Company.

Reclassifications

   Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTE 2--ACQUISITION

   Effective January 31, 1998, the Company acquired 100% of the outstanding capital stock of Hi-Lo Automotive, Inc. and its subsidiaries (Hi-Lo). Hi-Lo was a specialty retailer supplying automotive aftermarket tools, supplies and accessories principally throughout Texas and Louisiana. The purchase price was approximately $49.3 million, including acquisition costs. The purchase price was financed with long-term borrowings under the Company's credit facility. The acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations of Hi-Lo have been included in the Company's results of operations since the date of acquisition. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values. The excess of net assets acquired over the purchase price, which totaled approximately $9.7 million, has been applied as a reduction to the acquired property and equipment. Additional purchase liabilities recorded included approximately $5,622,000 for severance and certain costs associated with the closure and consolidation of certain acquired stores. At December 31, 1998, approximately $2,005,000 of the consolidation related costs remained on the accompanying balance sheet. The Company expects to complete its consolidation of facilities during 1999.

   The following unaudited pro forma financial information presents the combined historical results of the Company and Hi-Lo as if the acquisition had occurred at the beginning of 1997 and 1998, after giving effect to certain adjustments, including the application of the excess of net assets acquired over the purchase price to the acquired property and equipment and resulting effect on depreciation, increased interest expense on long-term debt related to the acquisition, and the related income tax effects.

                                                              1997      1998
                                                            --------- ---------
                                                              (In thousands,
                                                                  except
                                                              per share data)
      Product sales........................................ $ 554,719 $ 634,072
      Net income........................................... $  22,782 $  29,443
      Net income per share--assuming dilution.............. $    1.07 $    1.36

   The pro forma combined results are not necessarily indicative of the results that would have occurred if the acquisition had been completed as of the beginning of each of the years presented, nor are they necessarily indicative of future consolidated results.

NOTE 3--SHORT-TERM INVESTMENTS

   The Company's short-term investments are classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at cost, which approximates fair market value. At December 31, 1997 and 1998, short-term investments consisted of preferred equity securities.

NOTE 4--RELATED PARTIES

   The Company leases certain land and buildings related to its O'Reilly Auto Parts stores under six-year operating lease agreements with O'Reilly Investment Company and O'Reilly Real Estate Company, partnerships in which certain shareholders of the Company are partners. Generally, these lease agreements provide for renewal options for an additional six years at the option of the Company (see Note 7). Rent expense under these operating leases totaled $1,729,000 in 1996, $2,122,000 in 1997 and $2,158,000 in 1998.

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTE 5--NOTE PAYABLE TO BANK

   The Company had available a short-term unsecured bank line of credit providing for maximum borrowings of $5,000,000, all of which was outstanding at December 31, 1998. There were no borrowings outstanding at December 31, 1997. The line of credit bears interest at LIBOR plus 1.00% (6.63% at December 31, 1998). The line of credit was renewed and extended at January 28, 1999, and expires on April 28, 1999.

NOTE 6--LONG-TERM DEBT

   The Company has available a credit agreement in the amount of $173 million, including a revolving credit facility of $125 million, of which $10 million is a swing line facility to fund short-term financing requirements, and a term loan of $48 million. At December 31, 1998, $121,401,000 of the revolving credit facility and $48 million of the term loan was outstanding. The credit facility, which bears interest at LIBOR plus 0.50% (6.22% at December 31, 1998), expires in January 2003. At December 31, 1997, the Company had outstanding borrowings under its then existing revolving credit facilities amounting to $22,500,000.

   An additional $7,705,000 non-binding advised line of credit at 6.6% interest was outstanding at December 31, 1998 and was refinanced with the new line of credit providing for maximum borrowings of $35 million in January 1999. (See
Note 16.)

   During 1998, the Company leased certain office equipment under capitalized leases. Pursuant to the terms of the lease agreements, the Company has committed to pay approximately $57,000 per month over three years. The present value of the future minimum lease payments under these agreements totaled $1,496,000 at December 31, 1998, which has been classified as long-term debt in the accompanying consolidated financial statements.

   Additionally, the Company has various unsecured notes payable to individuals, amounting to $271,000 and $255,032, at December 31, 1997 and 1998, respectively. The notes bear interest at rates ranging from 8% to 9% and are due in monthly installments of approximately $2,600 including interest. The notes mature in varying amounts between 1999 and 2000.

   Indirect borrowings under letters of credit and guarantees of indebtedness of others totaled $633,000 and $1,990,000 at December 31, 1997 and 1998, respectively.

   Principal maturities of long-term debt for each of the next five years ending December 31 are as follows (amounts in thousands):

             1999................................ $  8,691
             2000................................   13,164
             2001................................   12,657
             2002................................   15,011
             2003................................  129,118
             Thereafter..........................      216
                                                  --------
                                                  $178,857
                                                  ========

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

   Cash paid by the Company for interest during the years ended December 31, 1996, 1997 and 1998 amounted to $35,000, $642,000 and $8,509,000, respectively.

NOTE 7--COMMITMENTS

Lease Commitments

   The Company leases certain office space, property and equipment under long-term, noncancelable operating leases. Future minimum rental payments, including commitments of $2,250,200 per year through 2004 in connection with the related-party leases described in Note 4, for each of the next five years ending December 31 and in the aggregate are as follows (amounts in thousands):

             1999............................. $11,824
             2000.............................  10,695
             2001.............................  10,281
             2002.............................   9,030
             2003.............................   7,675
             Thereafter.......................  34,000
                                               -------
                                               $83,505
                                               =======

   A portion of the Company's retail stores and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

   Rental expense amounted to $3,348,000, $4,136,000 and $13,862,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

Other Commitments

   During October 1998, the Company announced that it had entered into a definitive agreement to purchase substantially all of the assets of Hinojosa Auto Parts ("Hinojosa") effective April 1, 1999. Hinojosa is a specialty retailer of auto parts which operates 10 stores and a distribution center in the Rio Grande Valley along the Texas/Mexico border. Under the terms of the agreement, the Company will pay approximately $6 million in cash. The Company will not assume any liabilities of Hinojosa.

   The Company also had construction commitments which totaled approximately $12.4 million at December 31, 1998.

NOTE 8--LEGAL PROCEEDINGS

   The Company is currently involved in litigation as a result of a complaint filed against Hi-Lo in May 1997. The plaintiff in this lawsuit sought to certify a class action on behalf of persons or entities in the states of Texas, Louisiana and California that have purchased a battery from Hi-Lo since May 1990. The complaint alleges that Hi-Lo offered and sold "old," "used" and "out of warranty" batteries as if the batteries were new, resulting in claims for violations of deceptive trade practices,

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES breach of contract, negligence, fraud, negligent misrepresentation and breach of warranty. The plaintiff is seeking, on behalf of the class, an unspecified amount of compensatory and punitive damages, as well as attorneys' fees and pre- and post-judgment interest. On July 27, 1998, the trial Court certified this class. The Company appealed the decision to certify the class in the Court of Appeals for the Ninth District of Texas. On February 25, 1999, the Court of Appeals issued an opinion affirming the Trial Court's decision to certify the class. The Company intends to contest this ruling by seeking a mandamus from the Supreme Court of Texas. The Company believes that the accusations made in this case are unfounded, and intends to defend this lawsuit vigorously. Although the extent of damages suffered by any member of the class is arguably minimal, it is difficult at this stage of the case to determine the likely outcome of the case or to quantify the risk that we face from this litigation.

   In addition, the Company and its subsidiaries are involved in various other legal proceedings incidental to the conduct of its business. Although the Company cannot ascertain the amount of liability that it may incur from any of these matters, it does not currently believe that, in the aggregate, they will have a material adverse effect on the consolidated financial position, results of operations or cash flow of the Company.

NOTE 9--INTEREST RATE RISK MANAGEMENT

   During 1998, the Company entered into an interest rate swap agreement to effectively convert a portion of its floating rate long term debt to a fixed rate basis, thereby reducing the impact of interest rate changes on future income. Pursuant to this pay-fixed swap agreement, the Company agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement which totaled $100 million at December 31, 1998. The Company's fixed interest rate under the swap agreement was 5.69% and the counterparty's floating rate was 5.45% at December 31, 1998.

NOTE 10--EMPLOYEE BENEFIT PLANS

   The Company sponsors a contributory profit sharing and savings plan that covers substantially all employees who are 21 years of age with at least six months of service. Employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions equal to 50% of the first 2% of each employee's contribution and 25% of the next 2% of each employee's contribution. Additional contributions to the plan may be made as determined annually by the Board of Directors. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Company contributions charged to operations amounted to $1,229,000 in 1996, $1,485,000 in 1997 and $1,818,000 in 1998. Company contributions, in the form of common stock, to the profit-sharing and savings plan to match employee contributions during the years ended December 31 were as follows:

              Year                                                                        Market
           Contributed                      Shares                                        Value
           -----------                      ------                                       --------
              1996                          19,786                                       $344,000
              1997                          20,913                                        415,000
              1998                          15,719                                        514,000

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

   Profit-sharing contributions accrued at December 31, 1996, 1997 and 1998 were funded in the next year through issuance of shares of the Company's common stock as follows:

            Year                                                                         Market
           Funded                       Shares                                           Value
           ------                       ------                                         ----------
            1996                        39,652                                         $  684,000
            1997                        49,540                                            884,000
            1998                        36,193                                          1,070,000

   The Company also sponsors an unfunded noncontributory defined benefit health care plan, which provides certain health benefits to retired employees. According to the terms of this plan, retirees' annual benefits are limited to $1,000 per employee starting at age 66 for employees with 20 or more years of service. Postretirement benefit costs for each of the years ended December 31, 1996, 1997 and 1998 amounted to $12,000.

   Additionally, the Company has adopted a stock purchase plan covering an aggregate of 500,000 shares of common stock under which approximately 350,000 shares of common stock are reserved for future issuance. Under the plan, substantially all employees and non-employee directors have the right to purchase shares of the Company's common stock monthly at a price equal to 85% of the fair market value of the stock. Under the plan, 32,936 shares were issued at an average price of $14.61 per share during 1996, 32,584 shares were issued at an average price $17.49 per share during 1997 and 37,316 shares were issued at an average price of $30.09 per share during 1998.

   The Company adopted a performance incentive plan for the Company's senior management under which 200,000 shares of restricted stock are reserved for future issuance. Under the plan, 556, 1,386 and 2,679 shares were issued during 1996, 1997 and 1998, respectively.

NOTE 11--STOCK OPTION PLANS

   The Company has a stock option plan under which incentive stock options or nonqualified stock options may be granted to officers and key employees. An aggregate of 3,000,000 shares of common stock is reserved for future issuance under this plan. The exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and the options will expire no later than 10 years from the date of grant. Options granted pursuant to the plan become exercisable no sooner than six months from the date of grant. In the case of a stockholder owning more than 10% of the outstanding stock of the Company, the exercise price of an incentive option may not be less than 110% of the fair market value of the stock on the date of grant, and such options will expire no later than 10 years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by any individual in any calendar year may not exceed $100,000. A summary of outstanding stock options is as follows:

                                                          Price per    Number
                                                            Share     of Shares
                                                        ------------- ---------
      Outstanding at December 31, 1995................. $ 8.75-$16.88  763,000
        Granted........................................  14.38- 20.00   51,500
        Exercised......................................   8.75- 15.50 (120,300)
        Canceled.......................................  13.25- 19.54  (35,500)
                                                                      --------

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

                                                          Price per    Number
                                                            Share     of Shares
                                                        ------------- ---------
      Outstanding at December 31, 1996................. $ 8.75-$20.00   658,700
        Granted........................................  15.63- 28.00   755,000
        Exercised......................................   8.75- 18.38   (71,500)
        Canceled.......................................   8.75- 17.88    (6,000)
                                                                      ---------
      Outstanding at December 31, 1997.................   8.75- 28.00 1,336,200
        Granted........................................  24.75- 45.81   411,875
        Exercised......................................   8.75- 32.13  (119,300)
        Canceled.......................................   8.75- 41.75   (34,350)
        Forfeitures....................................          8.75    (2,500)
                                                                      ---------
      Outstanding at December 31, 1998................. $12.13-$45.81 1,591,925
                                                                      =========

   Options to purchase 637,700, 521,700 and 799,550 shares of common stock were exercisable at December 31, 1996, 1997 and 1998, respectively.

   The Company also maintains a stock option plan for non-employee directors of the Company under which 150,000 shares of common stock are reserved for future issuance. All director stock options are granted at fair market value on the date of grant and expire on the earlier of termination of service to the Company as a director or seven years. Options granted under this plan become exercisable six months from the date of grant. A summary of outstanding stock options is as follows:

                                                                        Number
                                                       Price per Share of Shares
                                                       --------------- ---------
      Outstanding at December 31, 1995................  $ 8.75-$13.50    30,000
        Granted.......................................          18.19    10,000
                                                                        -------
      Outstanding at December 31, 1996................    8.75- 18.19    40,000
        Granted.......................................   18.56- 28.88    15,000
        Exercised.....................................    8.75- 18.19   (20,000)
        Canceled......................................          18.56    (5,000)
                                                                        -------
      Outstanding at December 31, 1997................    8.75- 18.19    30,000
        Granted.......................................          27.00    10,000
        Exercised.....................................           8.75    (5,000)
        Canceled......................................            --        --
                                                                        -------
      Outstanding at December 31, 1998................  $13.13-$27.00    35,000
                                                                        =======

   All options under this plan were exercisable at December 31, 1996, 1997 and 1998.

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee and non-employee director stock options under the fair value method of that SFAS.

   The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 5.39%, 5.53% and 4.74%; volatility factors of the expected market price of the Company's common stock of .200, .200 and .221; and weighted-average expected

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES life of the options of 3.5, 6.4 and 8.0 years. The Company assumed a 0% dividend yield over the expected life of the options. The weighted-average fair values of options granted during the years ended December 31, 1996, 1997 and 1998 were $4.79, $8.28, and $12.88, respectively. The weighted-average remaining contract life at December 31, 1998 for all outstanding options under the Company's stock option plans is 6.95 years. The weighted average exercise price for all outstanding options under the Company's stock option plans was $21.74 at December 31, 1998.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years. The Company's pro forma information follows:

                                                         1996    1997    1998
                                                        ------- ------- -------
                                                         (In thousands, except
                                                            per share data)

      Pro forma net income............................. $18,494 $22,432 $29,242
                                                        ======= ======= =======
      Pro forma basic net income per share............. $  0.89 $  1.07 $  1.38
                                                        ======= ======= =======
      Pro forma net income per share--
       assuming dilution............................... $  0.88 $  1.05 $  1.35
                                                        ======= ======= =======

NOTE 12--INCOME PER COMMON SHARE

   The following table sets forth the computation of basic and diluted income per common share:

                                                        Year ended December 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
                                                         (In thousands, except
                                                            per share data)
Numerator (basic and diluted):
  Net income........................................... $18,971 $23,143 $30,772
                                                        ======= ======= =======
Denominator:
  Denominator for basic income per common share--
   Weighted-average shares.............................  20,864  21,043  21,238
  Effect of employee stock options (Note 11)...........     168     234     364
                                                        ------- ------- -------
  Denominator for diluted income per common share
   adjusted weighted-average shares and assumed
   conversions.........................................  21,032  21,277  21,602
                                                        ======= ======= =======
Basic net income per common share...................... $  0.91 $  1.10 $  1.45
                                                        ======= ======= =======
Net income per common share--assuming dilution ........ $  0.90 $  1.09 $  1.42
                                                        ======= ======= =======

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTE 13--INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

                                                                  1997    1998
                                                                 ------  ------
                                                                      (In
                                                                  thousands)
      Deferred tax assets:
        Current:
          Allowance for doubtful accounts....................... $  138  $  225
          Vacation accrual......................................    567     852
          Inventory carrying value..............................    636     --
          Other accruals........................................     83   3,031
                                                                 ------  ------
                                                                  1,424   4,108
        Noncurrent:
          Property and equipment................................    --    1,843
          Other.................................................    158   1,335
                                                                 ------  ------
                                                                    158   3,178
                                                                 ------  ------
      Total deferred tax assets.................................  1,582   7,286
      Deferred tax liabilities:
        Current:
          Inventory carrying value..............................    --    1,270
                                                                 ------  ------
                                                                    --    1,270
        Noncurrent:
          Property and equipment................................  2,273     --
          Other accruals........................................     30     --
                                                                 ------  ------
      Total deferred tax liabilities............................  2,303   1,270
                                                                 ------  ------
            Net deferred tax assets (liabilities)............... $ (721) $6,016
                                                                 ======  ======

   The provision for income taxes consists of the following:

                                                        Current Deferred   Total
                                                        ------- --------  -------
                                                             (In thousands)
      1996:
        Federal........................................ $ 8,502 $ 1,316   $ 9,818
        State..........................................   1,077     167     1,244
                                                        ------- -------   -------
                                                        $ 9,579 $ 1,483   $11,062
                                                        ======= =======   =======
      1997:
        Federal........................................ $13,562 $  (915)  $12,647
        State..........................................   1,893    (127)    1,766
                                                        ------- -------   -------
                                                        $15,455 $(1,042)  $14,413
                                                        ======= =======   =======
      1998:
        Federal........................................ $10,386 $ 6,852   $17,238
        State..........................................   1,156     777     1,933
                                                        ------- -------   -------
                                                        $11,542 $ 7,629   $19,171
                                                        ======= =======   =======

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

   A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows:

                                                         1996     1997    1998
                                                        -------  ------- -------
                                                            (In thousands)
      Federal income taxes at statutory rate........... $10,512  $13,145 $17,480
      State income taxes, net of federal tax benefit...     809    1,148   1,256
      Other items, net.................................    (259)     120     435
                                                        -------  ------- -------
                                                        $11,062  $14,413 $19,171
                                                        =======  ======= =======

   The tax benefit associated with the exercise of non-qualified stock options has been reflected as additional paid-in capital in the accompanying consolidated financial statements.

   During the years ended December 31, 1996, 1997 and 1998, cash paid by the Company for income taxes amounted to $9,015,000, $12,168,000 and $16,229,000, respectively.

NOTE 14--STOCK SPLIT

   On July 8, 1997, the Company's Board of Directors declared a two-for-one stock split to be effected in the form of a 100% stock dividend payable to all shareholders of record as of July 31, 1997. The stock dividend was paid on August 31, 1997. Accordingly, the stock split has been recognized by reclassifying $105,000, the par value of the additional shares resulting from the split, from retained earnings to common stock. All share and per share information included in the accompanying consolidated financial statements has been restated to reflect the retroactive effect of the stock split for all periods presented.

NOTE 15--QUARTERLY FINANCIAL DATA--UNAUDITED

                                              First    Second   Third    Fourth
                                             Quarter  Quarter  Quarter  Quarter
                                             -------- -------- -------- --------
                                               (In thousands, except per share
                                                            data)
Year ended December 31, 1997
  Product sales............................. $ 68,472 $ 82,448 $ 87,517 $ 77,962
  Gross profit..............................   29,191   34,715   36,531   34,173
  Operating income..........................    7,928    9,493   10,467    9,196
  Net income................................    5,007    6,082    6,621    5,433
  Basic net income per share................     0.24     0.29     0.31     0.26
  Net income per share--assuming dilution...     0.24     0.29     0.31     0.25
Year ended December 31, 1998
  Product sales............................. $118,269 $165,242 $172,784 $160,007
  Gross profit..............................   50,669   66,201   69,345   71,648
  Operating income..........................   10,602   13,745   15,435   17,119
  Net income................................    5,819    7,672    8,361    8,920
  Basic net income per share................     0.28     0.36     0.39     0.42
  Net income per share--assuming dilution...     0.27     0.36     0.39     0.41

                   O'REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

   The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

NOTE 16--SUBSEQUENT EVENTS

   Effective January 4, 1999, the Company entered into a Master Lease Agreement with O'Reilly-Wooten 2000 LLC (an entity owned by certain shareholders of the Company) related to the sale and leaseback of certain properties. The transaction closed on January 4, 1999 with a purchase price of approximately $5.5 million. The lease calls for an initial term of 15 years with two five year renewal options.

   In January 1999, the Company amended its syndicated credit facilities. Under the terms of the amendment, the commitment under the revolving credit facility was increased to $160,000,000 from $125,000,000. This $35,000,000 increase terminates July 31, 1999 or upon the occurrence of a "capital markets event" (as defined). The Company believes that the completion of the offering discussed below will constitute a capital markets event. Advances under this amendment bear interest at the rates provided for in the original credit agreement.

   On March 5, 1999, the Company filed a registration statement with the Securities and Exchange Commission for a secondary offering of 4,140,000 shares of common stock, 3,000,000 of which are to be offered by the Company. The net proceeds from this offering will be used to repay certain of the outstanding indebtedness of the Company under its credit facility.

                              [Inside Back Cover]

        [Picture of outside of O'Reilly store including O'Reilly sign.]

 [Picture of team member using bar scanner to price merchandise that a customer is buying.]

   [Picture of inside of O'Reilly store showing rows of automotive products.]

 [Picture of outside of distribution center and O'Reilly distribution trucks.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

      , 1999

                                    [LOGO]


                         4,140,000 Shares of Common Stock

                             ---------------------

                                  PROSPECTUS
                             ---------------------

                         Donaldson, Lufkin & Jenrette

                           George K. Baum & Company

-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the
Company have not changed since the date hereof.
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the estimated expenses expected to be incurred in connection with the issuance and distribution of the shares being registered, other than the underwriting discounts and commissions.

      Securities and Exchange Commission filing fee................... $ 57,120
      NASD review fee.................................................   21,360
      Nasdaq listing fee..............................................   17,500
      Printing and engraving expenses.................................   50,000
      Legal fees and expenses.........................................  150,000
      Accounting fees and expenses....................................  100,000
      Transfer Agent Fees.............................................    5,000
      Miscellaneous...................................................   24,020
                                                                       --------
          Total....................................................... $425,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involve an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934. Article IX of the Restated Articles of Incorporation permits the registrant to enter into agreements with its directors, officers, employees and agents providing such indemnification as deemed appropriate, up to the maximum extent permitted by law. Article IX of the Restated Articles of Incorporation of the registrant provides that the registrant shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

   Pursuant to Section 8(b) of the Underwriting Agreement directors and executive officers of the registrant also may be entitled to indemnification from the Underwriters under certain circumstances.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

     Exhibit
     Number  Description
      1.1    Form of Underwriting Agreement*
      3.1 Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-
             1, File No. 33-58948)
      4.1 Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-
             1, File No. 33-58948)
      5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois)*
      5.2 Opinion of Gallop, Johnson & Neuman, L.C. (with respect to certain matters of Missouri law)*
     23.1    Consent of Ernst & Young LLP, Independent Auditors
     23.2    Consent of Arthur Andersen, LLP, Independent Auditors
     23.3    Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois)
             (included in Exhibit 5.1)*
     23.4    Consent of Gallop, Johnson & Neuman, L.C. (included in Exhibit
             5.2)*
     24.1    Power of Attorney (included on the signature page hereto)
     27.1    Financial Data Schedule

---------------------
* To be filed by amendment

   (b) Financial Statement Schedules:

     Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   1. The undersigned registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Springfield and State of Missouri on this 5th day of March, 1999.

                                          O'Reilly Automotive, Inc.

                                            /s/ David E. O'Reilly
                                          By: _________________________________
                                            David E. O'Reilly
                                            President and Chief Executive
                                            Officer

   Each of the undersigned hereby appoints David E. O'Reilly and Lawrence P. O'Reilly, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 5th day of March, 1999.

             Signature                           Title

   /s/ Charles H. O'Reilly, Sr.      Chairman Emeritus and
____________________________________  Director
      Charles H. O'Reilly, Sr.


   /s/ Charles H. O'Reilly, Jr.      Chairman of the Board and
____________________________________  Director
      Charles H. O'Reilly, Jr.


      /s/ David E. O'Reilly          President, Chief Executive
____________________________________  Officer and Director
         David E. O'Reilly            (Principal Executive
                                      Officer)


     /s/ Lawrence P. O'Reilly        President, Chief Executive
____________________________________  Operating Officer and
        Lawrence P. O'Reilly          Director


   /s/ Rosalie O'Reilly Wooten       Executive Vice-President and
____________________________________  Director
      Rosalie O'Reilly Wooten


       /s/ James R. Batten           Vice-President of Finance,
____________________________________  Chief Financial Officer and
          James R. Batten             Treasurer (Principal
                                      Financial and Accounting
                                      Officer)


        /s/ Jay Burchfield           Director
____________________________________
           Jay Burchfield


        /s/ Joe C. Greene            Director
____________________________________
           Joe C. Greene


                                 EXHIBIT INDEX

 Exhibit
   No.                        Description of Exhibit
  1.1    Form of Underwriting Agreement*
  3.1    Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.1 of our Registration Statement on
          Form S-1, File No. 33-58948)
  4.1    Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form
          S-1, File No. 33-58948)
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois)*
  5.2    Opinion of Gallop, Johnson & Neuman, L.C. (with respect to certain matters of Missouri law)*
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Arthur Andersen, LLP, Independent Auditors
 23.3    Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois)
          (included in Exhibit 5.1)*
 23.4    Consent of Gallop, Johnson & Neuman, L.C. (included in Exhibit
          5.2)*
 24.1    Power of Attorney (included on the signature page hereto)
 27.1    Financial Data Schedule

---------------------
   *To be filed by amendment.